SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries Consolidated financial statements December 31, 2011, 2010 and 2009 with Report of Independent Registered Public Accounting Firm

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of PETRÓLEO BRASILEIRO S.A. - PETROBRAS  and subsidiaries (‘the Company”) is responsible for establishing and  maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect  misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2011, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, as stated in their report, dated February 28, 2012, included herein.

/s/ José Sergio Gabrielli de Azevedo	/s/ Almir Guilherme Barbassa

José Sergio Gabrielli de Azevedo	Almir Guilherme Barbassa
Chief Executive Officer	Chief Financial Officer
February 28, 2012	February 28, 2012

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated financial statements

December 31, 2011, 2010 and 2009

Contents

Review Report of Independent Registered Public Accounting Firm		5 - 6
Consolidated Statement of Financial Position		7
Consolidated Income Statement		8
Consolidated Statement of Comprehensive Income		9
Consolidated Statement of Changes in Shareholders’ Equity		10
Consolidated Statement of Cash Flows		11 - 12
Consolidated Segment Information		13 - 17

Consolidated notes to the financial statements

1	The Company and its operations	18
2	Basis of preparation	18
3	Consolidation basis	20
4	Summary of significant accounting policies	22
5	Cash and cash equivalents	32
6	Marketable securities	33
7	Accounts receivable	34
8	Inventories	35
9	Restricted deposits for legal proceedings and guarantees	35
10	Acquisitions and sales of assets and interests	36
11	Investments	39
12	Property, plant and equipment, net	42
13	Intangible assets	44
14	Exploration activities and valuation of oil and gas reserves	47
15	Trade accounts payable	47
16	Loans and financing	48
17	Leases	52
18	Related parties	53
19	Provision for decommissioning costs	57
20	Taxes	57
21	Employee’s post-retirement benefits obligations – Pension and Health care	62
22	Profit sharing	69
23	Shareholders’ equity	69
24	Sales revenues	73
25	Expenses by nature	74
26	Other operating income and expenses, net	74
27	Financial income (expenses), net	75
28	Legal proceedings and contingencies	76
29	Commitments for purchase of natural gas	83
30	Guarantees for concession agreements for petroleum exploration	83

31	Derivative instruments, hedging and risk management activities	83
32	Fair value of financial assets and liabilities	95
33	Insurance	96
34	Subsequent events	96
Information on reserves		98

Review Report of Independent Registered Public Accounting Firm

To

The Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

We have audited the accompanying consolidated statements of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, Petróleo Brasileiro S.A. – Petrobras and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in COSO.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

    Rio de Janeiro, Brazil
    February 28, 2012

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Financial Position

Years ended December 31, 2011 and 2010

(In millions of Dollars)

		As of December 31,				As of December 31,
Assets	Note	2011	2010	Liabilities	Note	2011	2010

Current assets				Current liabilities
Cash and cash equivalents	5	19,057	17,655	Trade accounts payable	15	11,863	10,427
Marketable securities	6	8,961	15,612	Current debt	16	10,067	8,951

Accounts receivable, net	7	11,756	10,845	Current portion of finance lease obligations	17.1	44	105
Inventories	8	15,165	11,808	Taxes payable	20.2	5,847	6,038
Recoverable taxes	20.1	6,848	5,262	Dividends payable		2,067	2,158
Advances to suppliers		740	786	Payroll and related charges		1,696	1,531
Other current assets		2,065	1,591	Profit sharing	22	832	1,014
		64,592	63,559	Employees' postretirement benefits obligations - Pension and health care	21.5	761	782
				Other current liabilities		3,187	2,571
						36,364	33,577

Non-current assets
Accounts receivable, net	7	3,253	3,260	Non-current liabilities
Marketable securities	6	3,064	3,120	Long-term debt	16	72,718	60,417
Restricted deposits for legal proceedings and guarantees	9	1,575	1,674	Finance lease obligations	17.1	98	115
Deferred tax assets	20.3	9,199	10,226	Deferred tax liabilities	20.3	17,736	15,543
Advances to suppliers		3,141	2,979	Employees' postretirement benefits obligations - Pension and health care
Other long-term receivables		1,725	1,378		21.5	8,878	9,169
		21,957	22,637	Legal proceedings provisions	28	726	759
				Provision for decomissioning cost	19	4,712	3,904
				Other non-current liabilities		1,068	761
						105,936	90,668

Investments	11.2	6,530	6,957
Property, plant and equipment , net	12	182,465	168,104
Intangible assets	13	43,866	48,937	Shareholders' equity	23
		232,861	223,998	Paid in capital		107,355	107,341
				Additional paid in capital		316	7
				Profit reserves		60,224	46,417

				Accumulated other comprehensive income		7,943	30,345
				Petrobras shareholders' equity		175,838	184,110
				Non-controlling interests		1,272	1,839
				Total equity		177,110	185,949

Total assets		319,410	310,194	Total liabilities and shareholders' equity		319,410	310,194

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Income

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars, except income per share)

		Year ended December 31,
	Note	2011	2010	2009
Sales revenues	24	145,915	120,452	91,146
Cost of sales	25	(99,595)	(77,145)	(54,023)
Gross profit		46,320	43,307	37,123

Income (expenses)
Selling expenses	25	(5,346)	(4,863)	(3,693)
Administrative and general expenses	25	(5,161)	(4,441)	(3,662)
Exploration costs		(2,630)	(2,168)	(2,061)
Research and development expenses		(1,454)	(989)	(685)
Other taxes		(460)	(509)	(327)
Other operating income and expenses, net	26	(3,984)	(3,965)	(3,772)
		(19,035)	(16,935)	(14,200)

Net income before financial results, profit sharing and income taxes		27,285	26,372	22,923

Financial income (expenses), net	27	76	1,551	97

Equity in results of non consolidated companies		230	347	120

Profit sharing	22	(867)	(996)	(860)

Income before income taxes		26,724	27,274	22,280

Income tax	20.5	(6,732)	(6,825)	(5,421)

Net income		19,992	20,449	16,859

Net income (loss) attributable to:

Shareholders of Petrobras		20,121	20,055	15,308

Non-controlling interests		(129)	394	1,551

		19,992	20,449	16,859

Basic and diluted earnings per share in U.S. dollar	23.6	1.54	2.03	1.74

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Comprehensive Income

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

	Year ended December 31,
	2011	2010	2009

Net income before non-controlling interest	19,992	20,449	16,859
Other comprehensive income
Cummulative translation adjustments	(21,859)	7,157	23,443
Deemed cost of associates	6	6	4
Unrealized results on available-for-sale securities
Recognized in shareholders' equity	72	185	346
Reclassified to profit or loss	14	(4)	18
Unrealized results on cash flow hedge
Recognized in shareholders' equity	(29)	8	(49)
Reclassified to profit or loss	4	(7)
Deferred income tax	(25)	(62)	(79)
	(21,817)	7,283	23,683
Total comprehensive income (loss)	(1,825)	27,732	40,542
Comprehensive income attributable to:
Shareholders of Petrobras	(1,671)	27,382	38,457
Non-controlling interests	(154)	350	2,085
Total comprehensive income (loss)	(1,825)	27,732	40,542

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

		Additional paid-in capital		Capital reserves	Accumulated other comprehensive income		Profit reserves

	Paid-in capital	Shares issuance costs	Change in interest in subsidiaries	Tax incentives	Cumulative translation adjustment	Other comprehensive income	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total shareholders' equity attributable to shareholders of Petrobras	Non- controlling interests	Total consolidated shareholders' equity

Adjusted balances at January 1, 2009	33,790			220		(132)	4,038	385	238	22,513	(809)	60,243	634	60,877

Change in interest in subsidiaries			849								81	930	(885)	45
Net income											15,308	15,308	1,551	16,859
Other comprehensive income:
Cumulative translation adjustments					22,909							22,909	534	23,443
Unrealized gains in available-for-sale securities and cash flow hedge						237						237		237
Realization of deemed cost						(4)					(90)	(94)		(94)
Distributions:
Allocations of net income in reserves							765	169	318	8,791	(10,044)	(1)		(1)
Dividends											(5,162)	(5,162)	(599)	(5,761)
Balance at December 31, 2009	33,790		849	220	22,909	101	4,803	554	556	31,304	(716)	94,370	1,235	95,605

Capital increase with reserves	3,471			(220)				(520)	(8)	(2,723)
Capital increase with issuing of shares	70,080	(279)										69,801		69,801
Change in interest in subsidiaries			(563)									(563)	175	(388)
Net income											20,055	20,055	394	20,449
Other comprehensive income:
Cumulative translation adjustments					7,221						(20)	7,201	(44)	7,157
Unrealized gains in available-for-sale securities and cash flow hedge						120						120		120
Realization of deemed cost						(6)					6
Distributions:
Allocations of net income in reserves							1,003	537	150	10,761	(12,451)
Dividends											(6,874)	(6,874)	79	(6,795)
Balance at December 31, 2010	107,341	(279)	286		30,130	215	5,806	571	698	39,342		184,110	1,839	185,949

Capital increase with reserves	14								(14)
Capital increase with issuing of shares
Change in interest in subsidiaries			309									309	(292)	17
Net income											20,121	20,121	(129)	19,992
Other comprehensive income:
Cumulative translation adjustments					(22,433)						599	(21,834)	(25)	(21,859)
Unrealized gains in available-for-sale securities and cash flow hedge						37						37		37
Realization of deemed cost						(6)					6
Distributions:
Allocations of net income in reserves							1,006	537	43	12,235	(13,821)
Dividends											(6,905)	(6,905)	(121)	(7,026)
	107,355	(279)	595		7,697	246	6,812	1,108	727	51,577		175,838	1,272	177,110
Balance at December 31, 2011	107,355	316			7,943		60,224					175,838	1,272	177,110

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Cash Flows

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

	Year ended December, 31
	2011	2010	2009
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	20,121	20,055	15,308

Adjustments for:
Non-controlling interests	(129)	394	1,551
Equity in results of non-consolidated companies	(230)	(347)	(120)
Depreciation, depletion and amortization	10,535	8,308	7,129
Impairment	1,056	402	572
Dry hole costs	1,480	1,215	1,158
Losses (gains) on disposal of non-current assets	527	179	108
Exchange variation, monetary and finance charges	3,799	(7)	(1,293)
Deferred income taxes, net	3,599	3,299	880

Increase/decrease in assets
Accounts receivable	(2,326)	(2,454)	(191)
Inventories	(5,035)	(453)	(1,500)
Other assets	(2,537)	13	1,433
Increase/decrease in liabilities
Trade accounts payable	2,455	248	610
Taxes payable	(1,991)	(2,089)	297
Employee's post-retirement benefits obligations - Pension and health care	893	780	531
Other liabilities	1,481	567	(528)
Net cash provided by operating activities	33,698	30,110	25,945
Cash flows from Investment activities
"Cessão Onerosa” - Concession rights acquired		(43,868)
Settlement made through LFTs		39,517
Settlement made through cash and cash equivalents		(4,351)
Other investments in exploration and production of oil and gas		(16,936)
Investments in exploration and production of oil and gas	(18,714)	(21,287)	(16,055)
Investments in refining, transportation and marketing	(15,683)	(15,982)	(9,711)
Investments in gas and power	(2,627)	(4,135)	(5,241)
Investment in international segment	(2,360)	(2,332)	(3,197)
Investments in distribution	(630)	(494)	(291)
Investiments in biofuel	(299)	(688)	(121)
Other investments	(1,400)	(607)	(768)
Marketable securities	6,683	(14,652)	194
Dividends received	411	226	34
Net cash used in investment activities	(34,619)	(59,951)	(35,156)

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Statement of Cash Flows (Continued)

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

	Year ended December, 31
	2011	2010	2009
Cash flows from Financing activities
Capital issuance		70,080
Contribution in LFTs		(39,517)
Proceeds from share issuance		30,563
Shares issuance costs		(279)
Acquisition of non-controlling interest	27	(342)
Financing and loans, net
Proceeds from borrowings	23,951	21,781	37,498
Repayment of principal	(8,750)	(11,347)	(11,992)
Repayment of interest	(4,574)	(3,659)	(1,693)
Assignments of credit rights - FIDC NP
Dividends paid	(6,422)	(5,398)	(7,724)
Net cash provided by financing activities	4,232	31,319	16,089

Effect of exchange rate on cash and cash equivalents	(1,909)	(45)	2,845

Net increase/ (decrease) in cash and cash equivalents in the year	1,402	1,433	9,723

Cash and cash equivalents at the beginning of the year	17,655	16,222	6,499

Cash and cash equivalents at the end of the year	19,057	17,655	16,222

Additional information on cash flows:
Amounts paid and received during the year
Income tax	2,053	2,658	4,298
Third party income tax withheld at source	2,366	1,652	1,938
	4,419	4,310	6,236
Investment and financing transactions not involving cash
Acquisition of property, plant and equipment on credit	10	30	61
Acquisition of property, plant and equipment on contract with the transfer of benefits, risks and control of assets	21		55
Capital increase with public bonds, used for purchase of exploration rights
(“cessão onerosa” - concession rights acquired)		39,517
Formation of provision for decommissioning cost	1,375	964	(369)

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Segment Information

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

Revenues and net income by segment are follows:

	Year ended December 31, 2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel(1)	Distribution	International	Corporate (1)	Eliminations	Total

Sales revenues	74,117	118,630	9,738	320	44,001	16,956		(117,847)	145,915
Intersegments	73,601	38,146	1,304	288	731	3,777		(117,847)
Third parties	516	80,484	8,434	32	43,270	13,179			145,915
Cost of sales	(32,883)	(122,897)	(5,698)	(351)	(40,347)	(12,933)		115,514	(99,595)
Gross profit	41,234	(4,267)	4,040	(31)	3,654	4,023		(2,333)	46,320
Income (expenses)	(4,198)	(4,194)	(1,519)	(134)	(2,459)	(1,901)	(4,809)	179	(19,035)
Selling, administrative and general expenses	(489)	(3,306)	(1,038)	(66)	(2,403)	(928)	(2,456)	179	(10,507)
Exploration costs	(2,182)					(448)			(2,630)
Research and development expenses	(743)	(280)	(69)	(30)	(5)		(327)		(1,454)
Other taxes	(48)	(53)	(97)	(1)	(24)	(113)	(124)		(460)
Other operating income and expenses, net	(736)	(555)	(315)	(37)	(27)	(412)	(1,902)		(3,984)
Income (loss) before financial results, profit sharing and income taxes	37,036	(8,461)	2,521	(165)	1,195	2,122	(4,809)	(2,154)	27,285
Financial income (expenses), net							76		76
Equity in results of non-consolidated companies	44	(98)	238	15	5	24	2		230
Profit sharing	(271)	(194)	(34)	(1)	(66)	(29)	(272)		(867)
Income (loss) before income taxes	36,809	(8,753)	2,725	(151)	1,134	2,117	(5,003)	(2,154)	26,724
Income tax	(12,495)	3,025	(845)	56	(360)	(926)	4,145	668	(6,732)
Net income (loss)	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992
Net income (loss) attributable to:
Shareholders of Petrobras	24,326	(5,718)	1,862	(95)	774	1,179	(721)	(1,486)	20,121
Non-controlling interests	(12)	(10)	18			12	(137)		(129)
	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992

(1)     As from 2011 Biofuel’s results are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 and 2009 information was reclassified.

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Segment Information (Continued)

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

	Year ended December 31, 2010
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel(1)	Distribution	International	Corporate (1)	Eliminations	Total

Sales revenues	54,273	97,936	8,492	272	37,282	13,519		(91,322)	120,452
Intersegments	54,031	32,539	1,001	238	718	2,795		(91,322)
Third parties	242	65,397	7,491	34	36,564	10,724			120,452
Cost of sales	(25,201)	(91,170)	(6,232)	(273)	(34,078)	(10,565)		90,374	(77,145)
Gross profit	29,072	6,766	2,260	(1)	3,204	2,954		(948)	43,307
Income (expenses)	(3,316)	(3,594)	(1,412)	(70)	(2,057)	(1,860)	(4,793)	167	(16,935)
Selling, administrative and general expenses	(452)	(2,924)	(1,036)	(40)	(1,976)	(875)	(2,141)	140	(9,304)
Exploration costs	(1,485)					(683)			(2,168)
Research and development expenses	(440)	(216)	(73)		(5)	(1)	(254)		(989)
Other taxes	(124)	(68)	(30)	(1)	(17)	(119)	(150)		(509)
Other operating income and expenses, net	(815)	(386)	(273)	(29)	(59)	(182)	(2,248)	27	(3,965)
Income (loss) before financial results, profit sharing and income taxes	25,756	3,172	848	(71)	1,147	1,094	(4,793)	(781)	26,372
Financial income (expenses), net							1,551		1,551
Equity in results of non-consolidated companies		192	181	(6)	4	(13)	(11)		347
Profit sharing	(317)	(223)	(39)		(70)	(28)	(319)		(996)
Income (loss) before income taxes	25,439	3,141	990	(77)	1,081	1,053	(3,572)	(781)	27,274
Income tax	(8,641)	(1,015)	(275)	24	(371)	(254)	3,429	278	(6,825)
Net income (loss)	16,798	2,126	715	(53)	710	799	(143)	(503)	20,449
Net income (loss) attributable to:
Shareholders of Petrobras	16,874	2,088	736	(53)	710	730	(527)	(503)	20,055
Non-controlling interests	(76)	38	(21)			69	384		394
	16,798	2,126	715	(53)	710	799	(143)	(503)	20,449

(1)   As from 2011 Biofuel’s results are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 and 2009 information was reclassified.

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Segment Information (Continued)

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

	Year ended December 31, 2009
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel (1)	Distribution	International	Corporate (1)	Eliminations	Total

Sales revenues	38,759	74,381	4,923	118	29,652	10,239		(66,926)	91,146
Intersegments	38,286	25,136	938	117	685	1,764		(66,926)
Third parties	473	49,245	3,985	1	28,967	8,475			91,146
Cost of sales	(19,907)	(61,376)	(3,377)	(137)	(27,081)	(8,314)		66,169	(54,023)
Gross profit	18,852	13,005	1,546	(19)	2,571	1,925		(757)	37,123
Income (expenses)	(3,864)	(2,778)	(909)	(49)	(1,585)	(1,568)	(3,559)	112	(14,200)
Selling, administrative and general expenses	(335)	(2,351)	(533)	(31)	(1,585)	(808)	(1,840)	128	(7,355)
Exploration costs	(1,575)					(486)			(2,061)
Research and development expenses	(259)	(169)	(32)		(5)	(2)	(218)		(685)
Other taxes	(48)	(47)	(19)	(1)	(13)	(78)	(121)		(327)
Other operating income and expenses, net	(1,647)	(211)	(325)	(17)	18	(194)	(1,380)	(16)	(3,772)
Income (loss) before financial results, profit sharing and income taxes	14,988	10,227	637	(68)	986	357	(3,559)	(645)	22,923
Financial income (expenses), net							97		97
Equity in results of non-consolidated companies		126	124		(14)	(116)			120
Profit sharing	(281)	(114)	(23)	(1)	(58)	(34)	(349)		(860)
Income (loss) before income taxes	14,707	10,239	738	(69)	914	207	(3,811)	(645)	22,280
Income tax	(4,938)	(3,411)	(193)	23	(331)	(258)	3,427	260	(5,421)
Net income (loss)	9,769	6,828	545	(46)	583	(51)	(384)	(385)	16,859
Net income (loss) attributable to:
Shareholders of Petrobras	9,825	6,742	487	(46)	582	(123)	(1,774)	(385)	15,308
Non-controlling interests	(56)	86	58			72	1,391		1,551
	9,769	6,828	545	(46)	582	(51)	(383)	(385)	16,859

(1)     As from 2011 Biofuel’s results are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 and 2009 information was reclassified.

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Segment Information

Years ended December 31, 2011 and 2010

(In millions of Dollars)

The following represents the Company’s assets by segments:

Assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel (1)	Distribution	International	Corporate (1)	Eliminations	Total

Current assets	5,617	21,966	2,509	128	4,241	4,410	32,990	(7,269)	64,592
Non-current assets	135,496	62,364	25,136	1,161	3,644	15,017	12,336	(336)	254,818
Long-term receivables	4,140	4,217	1,626	17	663	2,913	8,717	(336)	21,957
Investments	12	3,362	1,152	859	45	999	101		6,530
Property, plant and equipment, net	90,539	54,629	21,968	285	2,510	9,512	3,022		182,465
Intangible assets	40,805	156	390		426	1,593	496		43,866

As of December 31, 2011	141,113	84,330	27,645	1,289	7,885	19,427	45,326	(7,605)	319,410

Current assets	3,681	17,238	3,053	126	3,950	3,309	38,176	(5,974)	63,559
Non-current assets	132,919	53,277	27,056	1,007	3,434	13,649	15,455	(162)	246,635
Long-term receivables	3,762	3,605	1,608	8	576	2,352	10,888	(162)	22,637
Investments		3,890	1,207	670	44	1,042	104		6,957
Property, plant and equipment, net	83,135	45,622	24,015	328	2,404	8,716	3,884		168,104
Intangible assets	46,022	160	226	1	410	1,539	579		48,937

As of December 31, 2010	136,600	70,515	30,109	1,133	7,384	16,958	53,631	(6,136)	310,194

(1)     As from 2011 Biofuel’s assets are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 information was reclassified.

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Segment Information

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

Consolidated information of International Segment is presented bellow:

	Year ended December 31, 2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Income statement

Sales revenues	5,148	8,510	543	4,972		(2,217)	16,956
Intersegments	3,808	2,142	23	27		(2,223)	3,777
Third parties	1,340	6,368	520	4,945		6	13,179

Income (loss) before financial results, profit sharing and income taxes	2,379	(136)	115	80	(304)	(12)	2,122

Net income (loss) attributable to shareholders of Petrobras	1,331	(128)	158	67	(237)	(12)	1,179

	Year ended December 31, 2010
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Income statement

Sales revenues	3,738	7,498	548	4,125		(2,390)	13,519
Intersegments	2,990	2,142	44	33		(2,414)	2,795
Third parties	748	5,356	504	4,092		24	10,724

Income (loss) before financial results, profit sharing and income taxes	1,217	43	70	5	(233)	(8)	1,094

Net income (loss) attributable to shareholders of Petrobras	863	52	85	5	(267)	(8)	730

	Year ended December 31, 2009
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Income statement

Sales revenues	2,838	5,833	495	2,755	15	(1,697)	10,239
Intersegments	1,952	1,403	58	45	5	(1,699)	1,764
Third parties	886	4,430	437	2,710	10	2	8,475

Income (loss) before financial results, profit sharing and income taxes	577	(56)	79	19	(293)	31	357

Net income (loss) attributable to shareholders of Petrobras	388	(94)	99	18	(565)	31	(123)

Total Assets
As of December 31, 2011	14,585	3,393	929	1,007	1,819	(2,306)	19,427
As of December 31, 2010	12,432	3,261	911	988	1,705	(2,339)	16,958

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

1        The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is a Brazilian petroleum company which, directly or through its subsidiaries (referred to jointly as “Petrobras” or “the Company”) is dedicated to prospecting, drilling, refining, processing, trading and transporting petroleum originating from wells, shale or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities.  The Company’s head office is located in Rio de Janeiro - RJ.

2        Basis of preparation

2.1  Statement of compliance

The consolidated financial statements are being presented in accordance with the international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) in U.S. dollar.

The consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2012.

2.2  Basis of measurement

The financial statements are prepared on the historical cost basis with some exceptions, as detailed in the accounting policies set out below. These policies have been applied consistently to all periods presented in these consolidated financial statements.

2.3  Functional and presentation currency

Petrobras has selected the U.S. Dollar as its presentation currency. The functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian Real. The functional currency of Petrobras International Finance Company – PifCo and some subsidiaries and certain of the special purpose companies that operate in the international economic environment is the U.S. dollar, and the functional currency of Petrobras Argentina is the Argentine Peso.

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with IAS 21 “The effects of changes in foreign exchange rates”. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the income statement.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain or loss resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.

The cumulative translations adjustment was set to nil at January 1, 2009 (the transition date of IFRS).

2.4  Use of estimates and judgments

In the preparation of the consolidated financial statements it is necessary to use estimates and assumptions for certain assets, liabilities and other transactions.  These estimates include: oil and gas reserves, pension and health plans liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for contingencies, fair value of financial instruments, present value adjustments of accounts receivable and payable of relevant transactions, income tax. Although Management uses its best estimates and judgments that are reviewed periodically, the actual results could differ from these estimates.

2.5  Business segment reporting

The following segment information has been prepared in accordance with IFRS 8 - Business segments.

Transactions carried out with third parties and between business segments are measured in accordance with internal transfer prices based on market information.

The Company operates under the following segments:

a) Exploration and Production: This segment covers the activities of exploration, production development and production of oil, NGL (natural gas liquid) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and, also, selling on  the domestic and foreign markets the surplus petroleum and oil products produced in their natural gas processing plants.

b) Refining, Transportation & Marketing: This segment covers  the refining, logistics, transport and trading activities of oil and oil products, exporting of ethanol, extraction and processing of shale, as well as holding interests in companies of the petrochemical sector in Brazil.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

c) Gas and Power: This segment covers activities of transportation and trading of natural gas produced in Brazil or imported, transportation and trading of LNG, generation and trading of electric power, as well as the corporate interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business.

d) Biofuels: This segment covers activities of production of biodiesel and its co-products and ethanol activities, through equity investments, production and marketing of ethanol, sugar and the excess electric power generated from sugarcane bagasse.

e) Distribution: This segment covers the distribution of oil products, ethanol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora.

f) International: This segment covers activities for exploration and production of oil and gas, refining, transportation and marketing, gas and power, and distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other segments, notably those linked to corporate financial management, the overheads related to central administration and other expenses, including actuarial expenses related to the pension and healthcare plans for retired employees and pensioners, are allocated in the corporate segment.

3        Consolidation basis

The consolidated financial statements of subsidiaries, jointly controlled entities and specific purpose entities are included in the consolidated financial statements pursuant to the accounting policies adopted by Petrobras.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

The consolidated financial statements comprise the consolidated financial statements of Petrobras and the following companies:

a)      Subsidiaries

		Ownership percentage - %
		Subscribed, paid in and voting
Subsidiaries	Country	2011	2010
Petrobras Química S.A. - Petroquisa and its subsidiaries	Brazil	100.00	100.00
Petrobras Distribuidora S.A. - BR and its subsidiaries	Brazil	100.00	100.00
Braspetro Oil Services Company - Brasoil and its subsidiaries (i)	Cayman Islands	100.00	100.00
Braspetro Oil Company - BOC (i)	Cayman Islands	99.99	99.99
Petrobras International Braspetro B.V. - PIBBV and its subsidiaries (i) (ii)	Holand	100.00	100.00
Petrobras Comercializadora de Energia Ltda. - PBEN (iii)	Brazil	100.00	100.00
Petrobras Negócios Eletrônicos S.A. - E-Petro (iv)	Brazil	100.00	100.00
Petrobras Gás S.A. - Gaspetro and its subsidiaries	Brazil	99.99	99.99
Petrobras International Finance Company - PifCo and its subsidiaries (i)	Cayman Islands	100.00	100.00
Petrobras Transporte S.A. - Transpetro and its subsidiaries	Brazil	100.00	100.00
Downstream Participações Ltda. and its subsidiary	Brazil	99.99	99.99
Petrobras Netherlands B.V. - PNBV and its subsidiaries (i)	Holand	100.00	100.00
5283 Participações Ltda.	Brazil	100.00	100.00
FAFEN Energia S.A. and its subsidiary (v)	Brazil		100.00
Baixada Santista Energia Ltda.	Brazil	100.00	100.00
Sociedade Fluminense de Energia Ltda. - SFE	Brazil	100.00	100.00
Termorio S.A.(v)	Brazil		100.00
Termoceará Ltda.	Brazil	100.00	100.00
Termomacaé Ltda.	Brazil	100.00	100.00
Termomacaé Comercializadora de Energia Ltda.	Brazil	100.00	100.00
Usina Termelétrica de Juiz de Fora S.A (v)	Brazil		100.00
Fundo de Investimento Imobiliário RB Logística - FII	Brazil	99.00	99.00
Termobahia S.A.	Brazil	98.85	98.85
Petrobras Biocombustível S.A.	Brazil	100.00	100.00
Refinaria Abreu e Lima S.A.	Brazil	100.00	100.00
Cordoba Financial Services Gmbh - CFS and its subsidiary (i)	Austria	100.00	100.00
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	Brazil	100.00	100.00
Comperj Petroquimos Básicos S.A(v)	Brazil		100.00
Comperj PET S.A.(v)	Brazil		100.00
Comperj Participações S.A.	Brazil	100.00	100.00
Comperj Estirênicos S.A.	Brazil	100.00	100.00
Comperj MEG S.A.	Brazil	100.00	100.00
Comperj Poliolefinas S.A.	Brazil	100.00	100.00
Breitener Energética S.A. and its subsidiaries	Brazil	65.00	65.00
Cayman Cabiunas Investment CO. (i)	Cayman Islands	100.00	100.00
Ibiritermo S.A.	Brazil	50.00	50.00
Innova S.A.	Brazil	100.00
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU (vi)	Brazil	100.00
Companhia de Recuperação Secundária S.A. – CRSEC	Brazil	100.00

(i)        Companies headquartered abroad with consolidated financial statements prepared in a foreign currency.

(ii)      11.87% interest in 2011 ( 11.45% in 2010 ) of 5283 Participações Ltda.

(iii)     0.09% interest of Petrobras Gás S. A. - Gaspetro.

(iv)     0.05% interest of Downstream.

(v)       Companies merged into Petrobras Brasileiro S.A.

(vi)     20% interest of Comperj Participações S.A.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

b)     Specific purpose entities - SPE

Specific purpose entities - SPE	Country	Main activity
Charter Development LLC – CDC (i)	USA	Exploration and production
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	Refining
Nova Transportadora do Nordeste S.A. – NTN	Brazil	Logistics
Nova Transportadora do Sudeste S.A. – NTS	Brazil	Logistics
PDET Offshore S.A.	Brazil	Exploration and production
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate

(i)       Companies headquartered abroad with consolidated financial statements prepared in a foreign currency.

Consolidated financial statements comprises the sum of assets, liabilities, income and expenses, according to their nature. Intercompany balances and transactions, including unrealized profits arising from intragroup transactions, are eliminated.

4              Summary of significant accounting policies

4.1        Recognition of revenues, costs and expenses

Sales revenues of crude oil and oil products, petrochemical products, natural gas and other related products are recognized when title passes to the customer, because at that time the amount can be reasonably measured, collectibility is reasonably assured, persuasive evidence of an arrangement exists, the seller’s price to the buyer is fixed or determinable and the significant risks and rewards of ownership have been transferred. Title is transferred to the customer when delivery occurs pursuant to the terms of the sales contracts. Revenues from the production of natural gas properties in which Petrobras has an interest with other producers are recognized based on the actual volumes sold during the period. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant.

Sales revenues comprise the value of the consideration received or receivable for the sale of products and services, net of returns, discounts and charges on sales.

Sales revenues from freight and other services are recognized when amounts and the stage of completion of the transaction can be measured reliably.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

The financial income (expenses), net include mainly income from interest on financial investments and government bonds, expenses with interest on financing, fair value gains and losses from marketable securities measurement, as well as net exchange and monetary variations.

Costs and expenses are recognized on the accrual basis.

4.2              Financial assets and liabilities

4.2.1        Cash and cash equivalents

Cash and cash equivalents consist of short-term highly liquid investments which are readily convertible to cash, and with a maturity of three months or less from the date of acquisition.

4.2.2        Marketable securities

Marketable securities have been classified by the Company based upon management’s strategies in the following categories:

•         Trading securities, which are marked-to-market through profit or loss;

•         Available-for-sale securities, which are marked-to-market through other comprehensive income;

•         Held-to-maturity securities, which are recorded at amortized cost.

Interest and monetary correction of the securities are recorded in the income statement.

4.2.3        Accounts receivable

Accounts receivable are initially measured at fair value of the amount of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method, reduced by impairment losses through use of an allowance for recoverable amount.

4.2.4        Loans and financing

They are initially recognized at fair value less transaction costs incurred and, after initial recognition, are measured at amortized cost using the effective interest rate method.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

4.2.5        Derivative financial instruments and hedge operations

Derivative financial instruments are recognized in the Company's financial position as either, both in assets or liabilities, and are measured at fair value, which is determined based on market prices, when available.

The Company uses derivative financial instruments, not designated as hedging instruments in a hedging relationship, to mitigate the risk of unfavorable price changes in oil purchases and foreign currencies. These instruments are marked-to-market with the associated gains or losses recognized as “Financial income” or “Financial expenses”.

In hedging relationships qualified for cash flow hedge accounting, the effective portion of the gain or loss on the hedging instrument is         recognized in other comprehensive income, while the ineffective portion is recognized in profit or loss. Gains or losses that were recognized in other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss.

4.2.6        Common and preferred shares

Common and preferred shares are classified as equity instruments and presented in the shareholders’ equity. Shares issuance costs are classified as additional paid in capital and presented net of tax effects as a reduction of the shareholders’ equity.

Preferred shares have priority over common shares in the event of reimbursement of capital and receipt of dividends. Dividends distributed to this class of share are based on, at least, the higher amount among the following of: 3% over the net book value of shareholders equity ,regarding preferred shares interest, or 5% of the paid-in capital regarding preferred shares. Preferred shares of Petrobras also have the following characteristics: do not grant any voting rights; are non-convertible into common shares and participate under the same terms as common shares, in the capital increases resulting from the incorporation of reserves and profits.

The minimum mandatory dividends comply with the limits defined in the Company’s bylaws and are recognized as liabilities.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

4.3              Inventories

Inventories are stated as follows:

•         Raw material comprises mainly the stocks of petroleum, which are stated at the average value of the importing and production costs, adjusted, when applicable, to their net realizable value;

•         Oil products and fuel alcohol are stated at average refining or purchase cost, adjusted, when applicable, to their net realizable value;

•         Materials and supplies are stated at average purchase cost, not exceeding replacement cost. Imports in transit are stated at identified cost.

4.4              Investments in associates and jointly controlled entities

These investments encompass interest in: entities over which the Company has significant influence in the financial and operating policy decisions, an associate; and entities under common control, jointly controlled entities. Both types of investments are accounted for based on the equity method of accounting.

4.5              Business combinations and goodwill

Business combinations are accounted for based on the acquisition method. According to the general principles of the acquisition method each identifiable asset acquired and liability assumed is measured at its acquisition-date fair value.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the fair value of any non-controlling interest in the acquire over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. A gain is recognized when the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed exceed the aggregate of the consideration transferred and the fair value of any non-controlling interest in the acquire.

Goodwill arising from investments in associates and jointly controlled entities is accounted for as part of these investments. It is measured by the excess of the cost of the investment over the proportional share of the net asset’s fair value.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

4.6              Property, plant and equipment, net

Valuation

Property, plant and equipment, net is stated at the cost of acquisition or construction, which represents the costs incurred for bringing the asset to the condition for operation, adjusted during hyperinflationary periods, less accumulated depreciation and impairment losses.

The costs incurred in connection with the exploration, development and production of oil and gas are accounted for in accordance with the successful efforts method. This method requires that capitalization of costs incurred in connection with the development of proved reserve areas and successful exploratory wells. In addition, costs related to geological and geophysical activities are expensed when incurred and exploratory wells drilled in areas of unproved reserves are expensed when determined to be dry or non-economical.

Expenditures on major maintenance of industrial units and ships are capitalized if certain recognition criteria of IAS 16 are met. Such maintenance occurs, on average, every four years.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. Borrowing costs of funds borrowed generally are capitalized based on the Company’s weighted average cost of borrowings, excluding borrowing costs directly attributable.

Depreciation

Depreciation, depletion and amortization of proved oil and gas producing properties, except for signature bonus, is accounted for according to the unit-of-production method, applied on a field by field basis, based on the ratio of reserves produced.

Reserves are estimated by the Company’s technical experts according to the criteria established by the U.S. Securities and Exchange Commission – SEC . Estimates are revised for depreciation, depletion and amortization purposes at least once a year or on interim basis, if material changes occur.

The straight-line method is used for assets with a useful life shorter than the life of the field.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

Except for land, which is not depreciated, other property, plant and equipment are depreciated on a straight line basis, in accordance with the following estimated useful lives:

Class of assets	Useful life weighted average
Buildings and improvements	25 years (25-40 years)
Equipment and other assets	20 years (3-31 years)

The stoppages for maintenance occur in programmed intervals, on average, of 4 years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

4.7              Intangible assets

Intangible assets are stated at the cost, less accumulated amortization and impairment losses. It comprise rights and concessions that include: the signature bonus paid for obtaining concessions for exploration of oil and natural gas, including assignment agreement in blocks of the pre-salt area (“Cessão Onerosa”); public service concessions; trademarks; patents; software and goodwill.

Amortization of signature bonus costs of producing properties is recorded using the unit-of-production method, applied on a field by field basis, based on the ratio of reserves produced. Other intangible assets with definite useful life are amortized on a straight line basis.

4.8              Impairment

Property, plant and equipment and intangible assets with definite useful lives are assessed for impairment when there is evidence that the carrying amount may not be recoverable.

Assets related to exploration and development of oil and gas and assets that have an indefinite useful life, such as goodwill, are tested for impairment annually.

Assets are grouped for impairment test at the smallest identifiable group that generates largely independent cash inflows (the cash generating unit). Exploration and development of oil and gas assets are grouped by field.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

Impairment test comprises a comparison of the carrying amount of a cash generating unit with its recoverable amount. Where the carrying amount of cash generating unit exceeds its recoverable amount, it is considered impaired and is written off to its recoverable amount. Reversal of previously recognized impairment losses is permitted, except for goodwill.

The recoverable amount of an asset or group of assets is the higher amount between its fair value less cost to sell and its value in use. Value in use is generally used by the Company for impairment testing purposes, except when specifically indicated.

Value in use is estimated based on future cash flows expected to derive from an asset or cash generating unit, discounted at a pre-tax discount rate. This rate derives from the Company’s weighted average cost of capital (WACC) – Post tax.

The main assumptions used for future cash flows are: prices based on the Company’s most recent strategic plan; production curves associated with existing projects in the Company's portfolio, operating costs reflecting market conditions and investments required for carrying out the projects.

4.9              Leases

A lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to the ownership of an asset. If not, a lease is classified as an operating lease.

Finance lease arrangements are recognized as assets with the corresponding associated liabilities in the statements of financial position.

Operating lease arrangements are recognized as expenses, as these are incurred over the lease term.

4.10          Decommissioning costs

When a field is declared to be commercial, decommissioning costs are recognized  as assets with the corresponding associated liabilities in the statements of financial position based on the present value of the expected future cash outflows, discounted at a pre-tax rate. Unwinding of the discount is recognized as financial expenses, when incurred.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

4.11          Income taxes

The Company measures current taxes based on tax rates that have been enacted or substantively enacted at the statement of financial position date. Taxable profit differs from accounting profit due to certain temporary or permanent differences.

Deferred tax assets and liabilities are recognized based on the statement of financial position liability method which focuses on temporary differences. Temporary differences are differences between the tax base of an asset or liability and its carrying amount in the statement of financial position. Deferred tax assets and liabilities are measured based on tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

4.12          Employees’ postretirement benefits

Employees’ postretirement benefits are recognized based on the projected credit unit method. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation.

The present value of a defined benefit obligation is recognized net of the fair value of plan assets, when applicable, out of which the obligations are to be directly settled. Such surplus or deficit is determined based on actuarial assumptions, among other factors. Valuations are made with actuarial calculations which are annually revised by an independent actuary.

Actuarial assumptions are the Company’s best estimates of the variables that will determine the ultimate cost of providing post-retirement benefits. It includes demographical and financial assumptions.

Actuarial gain and losses are recognized over the expected average remaining working lives of the employees participating in that plan, in accordance with the corridor method.

The Company also contributes to the national pension and social security plans of international subsidiaries, with characteristics of a defined contribution, whose percentages are based on the payroll. These contributions are expensed when incurred.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

4.13          Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis.

•         Grants related to reinvestments are recognized according to depreciation of the related assets.

•         Grants related to certain exploration profit are recognized directly in profit.

After being recognized as income, government grants are reclassified from retained earnings to fiscal reserves.

4.14          New standards and interpretations

During 2011 the following standards issued by IASB became effective but did not have impact on the Company’s financial statements:

•         Revised version of IAS 24 - Related Party Disclosures

•         IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments

•         Amendment of IFRIC 14 - Prepayments of a Minimum Funding Requirement

•         Amendment of IAS 32 - Classification of Rights Issues

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

The standards issued by IASB that have not become effective and that have not bean early adopted by the Company as of December 31, 2011 are as follows:

Standards	Description	Term (*)
Amendments to IFRS 7	Disclosures : Transfers of Financial Assets .	July 1, 2011
Amendments to IAS 12	Deferred Tax: Recovery of Underlying Assets . Establishes criteria for calculating the tax base of an asset.	January 1, 2012
IFRS 10	"Consolidated Financial Statements ". Establishes principles for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities.	January 1, 2013
IFRS 11	“Joint Arrangements ”. Establishes principles for disclosure of financial statements of entities that are parties of joint agreements.	January 1, 2013
IFRS 12	“Disclosure of Interests in Other Entities ”. Consolidates all the requirements of disclosures that an entity should carry out when participating in one or more other entities.	January 1, 2013
IFRS 13	“Fair Value Measurement ”. Establishes fair value, explains how to calculate it and determines what must be disclosed about this formof calculation.	January 1, 2013
Amendments to IAS 1	“Presentation of Items of Other Comprehensive Income ”. Includes in Other Comprehensive Income items that may be reclassified as profit or loss in the income statement for the year.	January 1, 2013
Amendments to IAS 19	“Employee Benefits ”. Eliminates the corridor method for recognizing actuarial gains or losses, simplifies the presentation of changes in assets and liabilities of defined benefit plans and expands the disclosure requirements.	January 1, 2013
Amendments to IFRS 7	“Disclosures – Offsetting Financial Assets and Financial Liabilities ”. Establishes disclosure requirements for compensation agreements of financial assets and liabilities.	January 1, 2013
Amendments to IFRS 9	“Mandatory Effective Date of IFRS 9 and Transition Disclosures ”. Postpones the date of enforcement of IFRS 9 to 2015 . Also eliminates the requirement for republication of comparative information and requires additional disclosures about the transition to IFRS 9.	January 1, 2015

(*) Standards valid as from the years beginning on or after these dates.

The Company is assessing the impacts of the amendment to IAS 19 on its financial statements. With respect to the other amendments and new standards listed above, the Company estimates that their adoption will not have a material impact on its financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

5        Cash and cash equivalents

	As of December, 31
	2011	2010

Cash and banks	1,989	1,978
Financial investments
- In Brazil
Deposit	5,492	6,759
Other investment funds	2,279	1,050
	7,771	7,809
- Abroad	9,297	7,868
Total financial investments	17,068	15,677
Total cash and cash equivalents	19,057	17,655

Financial investments in Brazil are represented by investment funds whose resources are generally invested in federal government bonds.

Investments abroad comprise time deposits with maturities of up to 3 months and other short-term fixed income instruments, made with major institutions.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

6        Marketable securities

	As of December, 31
	2011	2010

Trading securities	8,949	15,395
Available-for-sale	2,921	3,183
Held-to-maturity	155	154
	12,025	18,732
Current	8,961	15,612
Non-current	3,064	3,120

Available-for-sale securities are presented as “Non-current assets” and include Series B National Treasury Notes (“NTN - B”) in the amount of US$ 2,879 as of December 31, 2011. In 2008, NTN - B, where given in guarantee to Petros as a result of the Term of Financial Commitment, as described in Note 21. The nominal value of the NTN-Bs is measured based on variations in the Amplified Consumer Price Index (IPCA). The maturities of these notes are 2024 and 2035 and they bear interest coupons of 6% p.a., which is paid semi-annually.

The trading securities refer mostly to investments in public bonds with maturity terms of more than 90 days and are presented in current assets considering their expectation of realization in the short term.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

7        Accounts receivable

7.1  Accounts receivable, net

	As of December, 31
	2011	2010
Trade Accounts Receivable
Third parties	10,688	9,860
Related parties (Note 18)
Associates	826	670
Receivables from the electricity sector	1,574	1,888
Petroleum and alcohol accounts - Receivable from Federal Government	444	493
Others	2,964	2,803
	16,496	15,714

Allowance for uncollectible accounts	(1,487)	(1,609)
	15,009	14,105
Current	11,756	10,845
Non-current	3,253	3,260

7.2  Changes in the allowance for uncollectible accounts

	As of December, 31
	2011	2010	2009
Opening balance	1,609	1,454	1,204
Additions (*)	283	201	130
Write-offs/ Reversals (*)	(220)	(118)	(266)
Accumulated Translation	(185)	72	386
Closing balance	1,487	1,609	1,454

Current	898	1,029	888
Non-current	589	580	566

(*)   It includes exchange variation on allowance for uncollectible accounts recorded in companies abroad.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

7.3  Accounts receivable - overdue

	As of December 31,
	2011	2010
Up to 3 months	752	490
From 3 to 6 months	115	97
From 6 to 12 months	141	127
More than 12 months	1,590	1,811

8        Inventories

	As of December 31,
	2011	2010
Products:
Oil products (*)	4,886	3,753
Fuel alcohol (*)	417	286
	5,303	4,039

Raw materials, mainly crude oil (*)	7,915	5,704
Maintenance materials and supplies (*)	1,796	1,952
Other	196	157
	15,210	11,852
Current	15,165	11,808
Non-current	45	44

 (*) Includes imports in transit.

9        Restricted deposits for legal proceedings and guarantees

The restricted deposits for legal proceedings and guarantees are presented according to the nature of the corresponding lawsuits:

	As of December 31,
	2011	2010
Labor	603	557
Tax (*)	674	715
Civil (*)	243	358
Other	55	44
Total	1,575	1,674

(*)  Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

10               Acquisitions and sales of assets and interests

10.1          Bussiness Combinations

Companhia de Desenvolvimento de Plantas Utilidades S.A (CDPU)

On December 23, 2011, Petrobras purchased 80% of Companhia de Desenvolvimento de Plantas Utilidades S.A (CDPU) for US$ 11. As a result of the purchase, Petrobras became holder of 100% of CDPU.

CDPU is a utilities center that concentrates the units for generating electricity and steam, treating water and industrial effluents for the Petrochemical Complex of Rio de Janeiro (COMPERJ).

Gas Brasiliano Distribuidora S.A.

On July 29, 2011, Petrobras Gás S.A. (Gaspetro) acquired 100% of the shares of Gas Brasiliano Distribuidora S.A. (GBD) for US$ 271. The appraisal of the fair value of the assets acquired and liabilities assumed has not been concluded and, therefore, preliminarily, a goodwill of US$ 12 was recognized.

The transaction was authorized by the São Paulo regulatory agency in April, 2011 and the addendum to GBD’s concession agreement was signed in July 2011, complying with the conditions established in the agreement entered into with Ente Nazionale Idrocarburi S.p.A. (ENI) in 2010.

GBD holds the concession for the natural gas distribution service in the northwest of the State of São Paulo. The concession agreement began in December 1999 with a duration of 30 years and it may be renewed for another 20 years.

10.2          Acquisition of interests in jointly-controlled entities and in associates

BSBios Marialva Indústria e Comércio de Biodiesel Sul Brasil S.A.

On July 1, 2011, Petrobras Biocombustível S.A. purchased 50% of interest in BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A by transferring consideration in the amount of US$ 85 through: US$ 49 in cash and US$ 36 regarding interest in BSBios Marialva Indústria e Comércio de Biodiesel S.A.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

Valuation of net assets at fair value – Nova Fronteira, Bioóleo, Braskem, Guarani and Total Canavieira

In 2010, the Company entered into agreements for investing in the capital of the following companies: Nova Fronteira Bioenergia S.A., Bioóleo Industrial e Comercial Ltda, Braskem S.A., Guarani S.A and Total Agroindústria Canavieira S.A. In 2011, appraisals of the net assets purchased at fair value were concluded, as follows:

	Jointly controlled		Affiliated companies
	Nova Fronteira	Bioóleo	Braskem	Guarani	Total Agroindútria Canavieira	Total
Consideration transferred for the purchase	230	10	1,495	468	83	2,286

Interest in the fair value of the net assets acquired	(227)	(9)	(1,194)	(426)	(47)	(1,903)

Goodwill	3	1	301	42	36	383

Interest acquired of total capital (%)	49.00%	50.00%	10.69%	31.44%	43.58%

The interest in the fair value of the net assets acquired includes a surplus value of property, plant and equipment, net and intangible assets in the amount of US$ 191 which is classified as investments, as well as goodwill in the amount of US$ 383.

10.3          Acquisition of non-controlling interests

Specific Purpose Entities - SPE

During 2011, the Company exercised certain SPE’s purchase options which resulted in an increase of US$ 486 in the shareholders’ equity, as additional paid in capital, as follows:

Date of Option	Corporate name of SPE	% of shares	Additional paid-in capital
01/12/2011	Companhia Mexilhão do Brasil - CMB	100%	60
11/11/2011	Transportadora Gasene S.A. - Gasene	100%	421
12/09/2011	Companhia de Recuperação Secundária - CRSec	100%	5
			486

As a result of the exercise, Gasene Participações Ltda, former parent company of Transportadora Gasene, ceased to be consolidated in Petrobras.

Innova S.A.

On March 31, 2011, Petrobras acquired non-controlling interest in Innova, a petrochemical company located in the industrial park of Triunfo (Rio Grande do Sul State), becaming holder of 100% of Innova' shares. This transaction resulted in a decrease of US$ 55 in the Petrobras shareholders’ equity.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

10.4          Sale of assets  and other information

Cia Energética Suape II

Petrobras holds a 20% interest in Energética Suape II S.A, whose purpose is the construction of a thermoelectric power station in the municipality of Cabo de Santo Agostinho - PE, with an output of 380 MW. The remaining interest (80%) belongs to Nova Cibe Energia S.A.

On May 31, 2011, Petrobras paid US$ 31 for the shares not subscribed by Nova Cibe, for which the exercise of the purchase option occurred on May 5, 2011, as established in the Suape II Shareholders’ Agreement.

The deposit has been classified as Investments, until resolution of the conflict by arbitration.

Albacora Japão Petróleo Ltda.

On May 6, 2011, Petrobras exercised its purchase option for the oil production assets of SPE Albacora Japão Petróleo Ltda for the amount of US$ 6 thousand. As from this purchase option, the SPE ceased to be consolidated in Petrobras, in compliance with the related contractual obligations.

Sale of the San Lorenzo refinery and part of the distribution network in Argentina

On May 2, 2011, the Company sold refining and distribution assets in Argentina to Oil Combustibles S.A. for US$ 102, pursuant to an agreement signed in 2010. The transaction, which is subject to approval by the Argentine regulatory agency, comprised a refinery located in San Lorenzo in the province of Santa Fé, a fluvial plant, a fuel trading network connected to the refinery (approximately 360 sales outlets and associated wholesale clients), as well as the inventories of oil and oil products.

Logum Logística S.A

On March 1, 2011, the corporate name of PMCC Soluções Logística de Etanol S.A. was changed to Logum Logística S.A., in accordance with the shareholders’ agreement. The shareholding breakdown is as follows: Petrobras - 20%; Copersucar S.A.- 20%; Raizen Energia S.A. - 20%; Odebrecht Transport Participações S.A. - 20%; Camargo Correa Óleo e Gás S.A. - 10% and Uniduto Logística S.A. - 10%.

Logum will be responsible for the construction of a multimodal logistics system for the transportation and storage of ethanol, and the development and operation of the system which involves a polyduct, waterways, roads and coastal shipping.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

11         Investments

11.1          Information of subsidiaries, jointly controlled entities and associates

		Thousands of shares/ quotas

	Subscribed capital as of December 31, 2011	Common shares/ quotas		Preferred shares	Shareholders' equity		Net income (loss) for the year
Subsidiaries
Petrobras Netherlands B.V. - PNBV	3,851	26,057			7,664		2,189
Petrobras Gás S.A. - Gaspetro	3,526	3,103		775	5,637		491
Petrobras Distribuidora S.A. - BR	2,747	42,853,453			5,382		757
Petrobras Química S.A. - Petroquisa	2,019	13,508,637		12,978,886	2,407		(299)
Petrobras Transporte S.A. - Transpetro	1,314	2,464,466			1,728		376
Refinaria Abreu e Lima S.A.	1,540	2,889,240			1,598		(441)
Petrobras Biocombustível S.A.	1,014	190,239			787		(124)
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	441	180,000			785		(2)
Petrobras International Finance Company - PifCo	283	300,050			(727)		(378)
Downstream Participações Ltda.	654	1,226,500	(*)		611		(288)
Termomacaé Ltda.	338	634,015	(*)		396		106
Comperj Poliolefinas S.A.	347	65,108			347
Petrobras International Braspetro - PIB BV	3	2,837			246		749
INNOVA S.A.	164	57,600		5,747	199		23
Termoceará Ltda.	147	275,226	(*)		170		24
Petrobras Comercializadora de Energia Ltda. - PBEN	116	216,852	(*)		144		27
Baixada Santista Energia Ltda.	158	297,136	(*)		128		(13)
Braspetro Oil Services Company - Brasoil	187	106,210			115		(11)
Termomacaé Comercializadora de Energia Ltda	42	77,599	(*)		61		42
Sociedade Fluminense de Energia Ltda. - SFE	30	55,556	(*)		55		64
Comperj Estirênicos S.A.	46	8,739			46
Comperj MEG S.A.	41	7,696			41
5283 Participações Ltda.	759	1,422,603	(*)		29		85
Breitener Energética S.A.	85	160,000			25		(46)
Cordoba Financial Services GmbH	3	1	(**)		22
Termobahia S.A.	166	52			22		4
Petrobras Negócios Eletrônicos S.A. - E-Petro	11	21,000			15		1
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU	13	25,001			13
Fundo de Investimento Imobiliário RB Logística - FII	1	117,127	(*)		6		5
Companhia de Recuperação Secundária S.A. - CRSEC		43,456			5
Comperj Participações S.A.	10	1,771			4		(5)
Braspetro Oil Company - BOC		1	(**)				63
Cayman Cabiunas Investment Co.		100	(**)	25,500

Jointly controlled entities
UTE Norte Fluminense S.A.	256	481,432			537		328
Termoaçu S.A.	373	699,737			387		9
Logum Logística S.A. former PMCC Soluções e Logísticas de Etanol S.A.	160	430,556			141		(16)
Brasil PCH S.A.	58	94,188		14,844	87		30
Cia Energética Manauara S.A.	24	45,000			76		16
Ibiritermo S.A.	4	7,652			51		21
Brasympe Energia S.A.	14	260,000			42		5
Participações em Complexos Bioenergéticos S.A. - PCBIOS	34	62,850			33		(2)
Refinaria de Petróleo Riograndense S.A.	8	5,158		10,138	28		10
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	21	39,918			22		2
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	21	38,911			22		2
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	19	35,353			20		2
Brentech Energia S.A.	21	25,901			19
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	18	35,433			18		1
GNL do Nordeste Ltda.	1	7,507	(*)

Associates
Braskem	4,288	451,669		349,997	5,293	(***)	(201)	(***)
BRK - Investimentos Petroquímicos	1,297	269,193			2,730		(168)
UEG Araucária Ltda.	377	707,440	(*)		340		(4)
Fundo de Investimento em Participações de Sondas	138	261,573	(*)		136		(2)
Sete Brasil Participações S.A.	144	16,500			113		(35)
Termoelétrica Potiguar S.A. - TEP	20	6,159			49		2
Energética SUAPE II	75	139,977			30		(16)
Energética Camaçari Muriçy I Ltda.	36	67,260			12		(9)
Companhia Energética Potiguar S.A.	4	1			11		7
Arembepe Energia S.A.	48	90,218			6		(20)
Bioenergética Britarumã S.A.		110

(*) Quotas
(**) Number of shares in units
(***) Data with respect to 09/30/2011 - the most recent data available on the market

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

11.2          Investments

	2011	2010
Associates and jointly controlled entities
BRK Investimentos Petroquimicos S.A.	1,652	1,963
Other petrochemical investments	1,668	1,935
Gas distributors	563	576
Guarani S.A.	452	408
Termoaçu S.A.	287	314
Petroritupano - Orielo	244	248
Nova Fronteira Bionergia S.A.	231	146
Petrowayu - La Concepción	176	196
Distrilec S.A.	115	137
Petrokariña - Mata	104	127
UEG Araucária	68	77
Transierra S.A.	65	61
Other associates and jointly controlled entities	783	659
	6,408	6,847

Other investments	122	110
	6,530	6,957

11.3          Investments in listed companies

	Shares			Share price		Market value
Company	2011	2010	Type	2011	2010	2011	2010

Subsidiaries
Petrobras Argentina	678,396	678,396	ON	1.00	3.00	976	1,816
						976	1,816

Associate companies
Braskem	212,427	212,427	ON	6.00	11.00	1,334	2,269
Braskem	75,793	75,793	PNA	7.00	12.00	517	927
Quattor Petroquímica (*)	0	46,049	PN	0.00	4.00	0	193
						1,851	3,389

(*)On February 3, 2011, the company was delisted from the Brazilian Securities Commission (CVM) due to the merger of its shares by Braskem.

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, except when specifically indicated)

11.4          Summarized information on jointly controlled entities and associates

The Company invests in jointly controlled entities and associates abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power stations, refineries and others. The summarized accounting information is as follows:

	2011
	Jointly controlled entities		Associates
	In Brazil	Abroad	In Brazil	Abroad
Current assets	2,409	659	6,494	1,790
Non-current assets	798	204	2,115	401
Property, plant and equipment, net	4,080	1,250	12,271	1,196
Other non-current assets	69	443	2,340	-
	7,356	2,556	23,220	3,387

Current liabilities	1,656	1,105	5,466	1,699
Non-current liabilities	1,997	792	10,953	199
Shareholders' equity	3,693	559	6,685	1,489
Non-controlling interest	10	100	116	-
	7,356	2,556	23,220	3,387

Sales revenues	4,927	1,746	19,209	941
Net income	756	123	(211)	231
Ownership percentage - %	10% to 83%	33% to 51%	10% to 44%	22% to 36%

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

12         Property, plant and equipment, net

12.1     By type of asset

	Land, buildings and improvements	Equipment an other assets	Assets under construction (*)	Oil and gas producing properties	Total
Balance at December 31, 2009	4,169	39,766	66,863	17,954	128,752
Additions	126	2,950	32,727	1,784	37,587
Capitalized interest			3,141		3,141
Business combination	49	56	14		119
Write-offs	(81)	(51)	(863)	(635)	(1,630)
Transfers	1,068	19,829	(22,459)	4,478	2,916
Depreciation, amortization and depletion	(331)	(4,368)		(3,259)	(7,958)
Impairment - provision		(104)		(156)	(260)
Impairment - reversal		77		240	317
Accumulated translation adjustment	256	166	3,747	951	5,120
Balance at December 31, 2010	5,256	58,321	83,170	21,357	168,104
Cost	7,450	96,353	83,170	46,545	233,518
Accumulated depreciation, amortization and
depletion	(2,194)	(38,032)		(25,188)	(65,414)
Balance at December 31, 2010	5,256	58,321	83,170	21,357	168,104
Additions	101	1,570	31,840	2,059	35,570
Capitalized interest			4,382		4,382
Business combination			12		12
Write-offs	(25)	(262)	(1,296)	(326)	(1,909)
Transfers	2,413	18,406	(23,598)	8,401	5,622
Depreciation, amortization and depletion	(473)	(5,800)		(3,904)	(10,177)
Impairment - provision		(50)	(150)	(213)	(413)
Impairment - reversal	1	15		36	52
Accumulated translation adjustment	(685)	(5,838)	(9,831)	(2,424)	(18,778)
Balance at December 31, 2011	6,588	66,362	84,529	24,986	182,465
Cost	8,990	104,477	84,529	52,272	250,268
Accumulated depreciation, amortization and
depletion	(2,402)	(38,115)		(27,286)	(67,803)
Balance at December 31, 2011	6,588	66,362	84,529	24,986	182,465

Weighted average of useful life in years	25 to 40 (except land)	3 to 31		Units of production method

(*) It includes oil and gas exploration and development assets.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

12.2     Estimated useful life

Buildings and improvements, equipments and other assets
Estimated useful life	Cost	Accumulated depreciation	As of December 31, 2011
Up to 5 years	4,312	(2,521)	1,791
6 - 10 years	17,595	(8,610)	8,985
11 - 15 years	1,784	(843)	941
16 - 20 years	21,146	(8,499)	12,647
21 - 25 years	23,897	(5,885)	18,012
25 - 30 years	21,896	(3,085)	18,811
More than 30 years	2,711	(1,779)	932
Unit-of Production Method	19,274	(9,296)	9,978
	112,615	(40,518)	72,097

Buildings and improvements	8,138	(2,403)	5,735
Equipments and other assets	104,477	(38,115)	66,362

12.3     Depreciation

The depreciation for the years ended December 31, 2011 and 2010 is presented as follows:

	Year ended December 31,
	2011	2010
Recognized in inventories regarding:
Property, plant and equipment	4,886	4,279
Exploration and production expenditures	3,266	3,207
Decommissioning	235	232
	8,387	7,718

Recognized in results of operations	748	683
	9,135	8,401

12.4     Impairment of assets

Exploration and Production

In 2011, the Company recognized US$ 262 of impairment charges regarding primarily, mature fields of oil and gas in Brazil taking into consideration future production curves and costs.

As a result of certain reservoirs recoverability, impairment charges recognized in prior periods in the amount of US$ 33 were reversed during 2011.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

Refining, Transportation & Marketing

In 2011, as a result of lower margins and an increase in the investments projects costs, the Company recognized impairment charges in petrochemical assets of US$ 61 in Suape and US$ 94 in Citepe.

13         Intangible assets

13.1     By type of asset

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at December 31, 2009	2,433	211	778	476	3,898
Addition	178	51	183		412
Oil exploration rights – Assignment agreement	43,542				43,542
Acquisition through business combination
Capitalized interest			15		15
Write-off	(184)	(2)	(1)		(187)
Transfers	130	(7)	19	49	191
Amortization	(70)	(68)	(212)		(350)
Impairment - provision	(33)				(33)
Accumulated translation adjustment	1,390	6	34	19	1,449
Balance at December 31, 2010	47,386	191	816	544	48,937
Addition	496	64	198	11	769
Acquisition through business combination				2	2
Capitalized interest			21		21
Write-off	(167)	(3)	(7)		(177)
Transfers	5	12	(22)	(4)	(9)
Amortization	(87)	(67)	(204)		(358)
Impairment - provision	(1)				(1)
Accumulated translation adjustment	(5,165)	(17)	(87)	(49)	(5,318)
Balance at December 31, 2011	42,467	180	715	504	43,866

Estimated useful life - years	25	5	5	Undefined

13.2     Oil exploration rights - Assignment Agreement (“Cessão Onerosa”)

At December 31, 2011, the Company’s intangible assets include an agreement with the Brazilian federal government and National Agency of Petroleum, Natural Gas and Biofuels (ANP) - (Assignment Agreement), under which the government assigned to the Company the right to conduct research activities and the exploration and production of fluid hydrocarbons in specified pre-salt areas (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará e Sul de Tupi), subject to a maximum production of five billion barrels of oil equivalent up to 40 years renewable for more five years upon certain conditions.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

On February 8,  2012, the Company concluded the drilling of the first well of the onerous assignment, the results of which proved the extent of the oil reserves located at the Northwest of the discovery well of the Franco area. Immeditely afterwards Petrobras will conduct a formation test to assess the productivity and will continue with the activities and investments established in the contract.

The Assignment Agreement provides for a subsequent revision of the volume and the price, based on an independent third party assessment. If revision determines that the value of the rights acquired is higher than the initial purchase price, the Company may either pay the difference to the Brazilian federal government, in which case is expected the recognition of the difference in Intangible Assets, or reduce the total volume acquired under the contract, in which case there would be no impact on the balance sheet. If revision determines that the value of the rights acquired is lower than the initial purchase price, the Brazilian federal government will pay for the difference in cash and/or bonds, depending on Government Budget conditions and it is expected a reduction of the amount originally recorded in Intangible Assets by the amount received from the Brazilian federal government.

When the effects of the revision become probable and measurable, the Company will make the respective adjustments to the acquisition cost.

The agreement also establishes minimum commitments with respect to local acquisition of goods and services from Brazilian suppliers in the exploration stage and in the development stage of production which will be subject ANP analysis. In the event of non-compliance, ANP will be able to apply administrative and pecuniary sanctions established in the contract.

13.3     Exploration rights returned to National Agency of Petroleum, Natural Gas and Biofuels (ANP)

In 2011, the Company returned the following blocks, amounting US$ 84, to ANP:

•        Blocks – Exclusive concession of Petrobras:

Rio do Peixe basin: RIOP- T-41.

Santos basin: S-M-613, S-M-1356 and S-M-1480.

Pelotas Sea basin: P-M-1267 and P-M-1349.

Potiguar basin: POT-T-706

•        Blocks in partnership (devolved by Petrobras or by its operators):

Santos basin: S-M-1227, S-M-792, S-M-791, S-M-1162, S-M-320, S-M-1163 and S-M-731.

Espírito Santo Terra basin: ES-T-401.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

13.4       Fields returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP)

In 2011, the Company returned to ANP the Mutum field, located in Sergipe/Alagoas basin.

13.5     Concession of services for distribution of piped natural gas

At December 31, 2011, the intangible assets include concession agreements for the distribution of piped natural gas in Brazil amounting US$ 243, with maturities between 2029 and 2043, which may be extended. The concessions establish distribution to the industrial, residential, commercial, vehicular, air conditioning, transport and other sectors.

The remuneration for providing services consists, basically, of the combination of operating costs and expenses, and return on invested capital. The fees charged for the volume of gas distributed are subject to periodic reviews and adjustments by the state regulatory agency.

Based on appraisals, concession agreements determine indemnification to the Company regarding assets subject to return at the end of the concession.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

14            Exploration activities and valuation of oil and gas reserves

The exploration and evaluation activities cover the search for oil and gas reserves from the obtaining of the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves. The amounts involved in these activities are as follows:

	Year ended December 31,
	2011	2010	2009
Capitalized balances in assets
Intangible assets	41,671	47,053	1,308
Property, plant and equipment, net	10,461	9,440	6,107
Total assets	52,132	56,493	7,415

	Year ended December 31,
	2011	2010	2009
Exploration costs recognized in results
Expenses with geology and geophysics	919	853	1,061
Wells without economic viability (including dry wells and signature bonus)	1,335	1,249	1,237
Other exploration expenses	91	181	75
Total expenses	2,345	2,283	2,373

	Year ended December 31,
	2011	2010	2009
Cash used in activities
Operating activities	989	837	975
Investment activities	5,723	9,363	3,877
Total cash used for the year	6,712	10,200	4,852

15            Trade accounts payable

	As of December 31,
	2011	2010
Current Liabilities
Third parties
In Brazil	6,535	6,122
Abroad	4,883	3,908
Related Parties (Note 18.1)	445	397
	11,863	10,427

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

16   Loans and financing

	As of December 31,
	Current		Non-current
	2011	2010	2011	2010
Abroad
Financial institutions	7,272	6,376	20,039	17,626
Bearer bonds - Notes, Global Notes and Bonds	428	627	21,026	11,554
Trust Certificates - Senior/Junior	0	70	3	191
Other	6	1	101	100
	7,706	7,074	41,169	29,471

In Brazil
Export Credit Notes	72	66	6,921	6,295
National Bank for Economic and Social
Development - BNDES	916	1,229	19,930	19,375
Debentures	988	189	529	1,427
FINAME	42	43	390	232
Bank Credit Certificate	27	32	1,922	2,164
Other	316	318	1,857	1,453
	2,361	1,877	31,549	30,946
	10,067	8,951	72,718	60,417

Interest on debt	879	869
Current portion of long-term debt	3,690	2,870
Current debt	5,498	5,212
Total financing	10,067	8,951

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

16.1     Maturities of the principal and interest of debt in non-current liabilities

As of December 31,
2011
2013	2,387
2014	4,438
2015	5,353
2016	13,267
2017 and thereafter	47,273
Total	72,718

16.2     Interest rates for debt in non-current liabilities

	As of December 31,
	2011	2010
Abroad
Up to 6% p.a.	31,561	22,029
From 6 to 8% p.a.	8,385	6,492
From 8 to 10% p.a.	1,179	820
From 10 to 12% p.a.	34	33
More than 12% p.a.	10	97
	41,169	29,471

In Brazil
Up to 6% p.a.	2,870	2,345
From 6 to 8% p.a.	17,225	18,004
From 8 to 10% p.a.	1,930	592
From 10 to 12% p.a.	9,421	10,005
More than 12% p.a.	103
	31,549	30,946
	72,718	60,417

16.3     Balances per currencies in non-current liabilities

	As of December 31,
	2011	2010
U.S. Dollars	36,258	27,872
Japanese Yen	1,544	1,641
Euro	2,495	128
Real (*)	31,359	30,718
Other	1,062	58
	72,718	60,417

* At December 31, 2011, it includes US$ 13,830 in debt in local currency parameterized to the variation of the US dollar; and also debt abroad in reais parameterized to the variation of the general market price index (IGPM).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

The hedges contracted for coverage of Notes issued abroad in foreign currencies and the fair value of the long-term loans are disclosed in notes 31 and 32, respectively.

16.4     Weighted average rate for capitalization of interest

The weighted average annual interest rate on outstanding debt, used for capitalization of interest on the balance of work in progress, was 4.6% p.a. in 2011 (4.0% p.a. in 2010).

16.5     Issuance of long-term debt

The loans and the financing are intended, mainly, for the development of oil and gas production projects, the building of ships and pipelines, and the expansion of industrial units.

The main long-term funding carried out in 2011 is presented as follows:

a)              Abroad

Company	Date	Amount US$ Million	Maturity	Description

PifCo	Jan/11	6,000	2016,2021 and 2041	Global notes in the amounts of US$ 2,500, US$ 2,500 and US$ 1,000 with coupons of 3.875% p.a., 5.375% p.a. and 6.75% p.a., respectively.

Charter	Jan/11	750	2018	Loan from Standard Shatered in the amount of US$ 750 – Libor + 1.5% p.a.

PNBV	Mar/11	650	2015 and 2021

Loan from Bank of Tokyo-Mitsubish in the amount of US$ 150 - Libor plus 1.25% p.a. and Banco Santander S.A., HSBC Bank PLC, HSBC Bank USA, N.A. and SACE S.P.A.- in the amount of US$ 500 - Libor plus 1.10% p.a.

PNBV	Jun/11	2,000	2018	Loan from Banco Santander S.A., Grand Cayman Branch in the amount of US$ 1,500 - Libor plus 1.476% p.a. and Bank of Tokyo-Mitsubishi in the amount of US$ 500- Libor plus 1.30% p.a.

PNBV	Aug/11	643	2016 and 2023

Loan from JP Morgan Chase Bank N.A., Export-Import Bank of the United States in the amount of US$ 300 - Libor plus 0.45% p.a.; and Citibank International PLC in the amount of US$ 343 - Libor plus 0.85% p.a.

PNBV	Dec/11	250	2018	Loan from Export Development Canada Bank, in the amount of US$ 250 - LIBOR + 1.40% p.a.

PifCo	Dec/11	2,391	2018 and 2022	Global notes in the amount of € 1.250 million and € 600 million with coupon of 4.875% p.a., and 5.875% p.a.,respectively.

PifCo	Dec/11	1,061	2026	Global notes in the amount of £ 700 million with 6,25% p.a. coupon.
		13,745

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

b)              In Brazil

Company	Date	Amount US$ Million	Maturity	Description
Petrochemicals Citepe and Suape	May/11 to Dec/11	563	2022 and 2023	Financing from BNDES for implementation of plant - TJLP plus 1.36%p.a and 2.96%p.a.

Petrobras	Jul-11	545	2022	Financing from BNDES for the construction of the Mexilhão platform - TJLP plus 2.76% p.a.

Fundo de Invest. Imobiliário FCM	Oct-11	237	2023	Issuance of real state credit notes for the construction of new bases and BR Distribuidora's lubrificants plant expansion - Amplified Consum Price Index/ IPCA plus 2.1%

Petrobras	Nov-11	1,333	2018	Financing obtained from Caixa Econômica Federal through the issuing of Export Credit Notes at a rate of 111.29% of the average CDI.

Refap	Mar/11 to Dec/11	260	2018 and 2022

Financing from BNDES in the amount of US$ 152 - TJLP plus 1.36% p.a. and 2.26% p.a. and subscription of debentures in the amount of US$ 108 - TJLP plus 1.96% p.a. above the BNDES' basket of currencies.

		2,938

16.6          Financing with official credit agencies – lines of credit

a)      Abroad

		Amount in US$ million
Company	Agency	Contracted	Used	Balance	Description
Petrobras	China Development Bank	10,000	7,000	3,000	LIBOR plus 2.8% p.a.
PNBV	Citibank International PLC	686	343	343	LIBOR plus 0.85% p.a.

b)      In Brazil

		Amount in US$ million
Company	Agency	Contracted	Used	Balance	Description

Transpetro (*)	BNDES	4,801	303	4,498	Program for Modernization and Expansion of the Fleet (PROMEF) - TJLP + 2.5% p.a. for Brazilian equipments and 3% p.a. for imported equipments.

Refap	BNDES	591	152	439	TJLP plus 1.36% p.a. and 2.26% p.a.

Petrobras	Caixa Econômica Federal	160		160	Bank Credit Certificate – 110% of average CDI

Petromichals Citepe and Suape	BNDES	622	563	59	Implementation of plant - TJLP plus 1.36% p.a. and 2.96% p.a.

(*)Agreements were entered in force for purchase and sale of 41 ships and 20 convoy vessels with 6 Brazilian shipyards in the amount of US$ 5,334, where 90% is financed by BNDES, Banco do Brasil and Caixa Econômica.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

16.7     Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

The loans obtained by specific purpose entities (SPE) are guaranteed by the assets of the projects, as well as lien of credit rights and shares of the SPEs.

17         Leases

17.1    Minimum payments and receipts of finance leases

	As of December 31, 2011
	Minimum receipts	Minimum payments

2012	137	44
2013 - 2016	666	84
2017 and thereafter	2,168	172
Estimated receipts/payments of commitments	2,971	300
Less amount of annual interest	(1,333)	(158)
Present value of the minimum receipts/payments	1,638	142
Current	120	44
Non-current	1,518	98
At December 31, 2011	1,638	142

Current	70	105
Non-current	1,632	115
At December 31, 2010	1,702	220

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

17.2          Future minimum payments of operating lease

As of December 31,
2011
2012	12,818
2013-2016	29,404
2017 and thereafter	13,291
As of December 31, 2011	55,513
As of December 31, 2010	48,078

In 2011 the Company paid the amount of US$ 6,744 recognized as an expense in the year.

18               Related parties

Petrobras carries out commercial transactions with its subsidiaries, special purpose entities and associates under normal market conditions. Intercompany loans are made in accordance with market conditions and applicable legislation.

At December 31, 2011 and 2010, losses were not expected on the realization of these accounts receivable.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

18.1          Transactions with jointly controlled entities, associates, government entities and pension funds

Significant transactions resulted in the following balances:

		As of December 31,
	2011		2010
	Assets	Liabilities	Assets	Liabilities

Jointly controlled entities and associates	701	417	769	428
Gas distributors	467	189	490	244
Braskem and its subsidiaries	87	71	97	62
Other jointly controlled entities and associates	147	157	182	122

Government entities and pension funds	22,355	36,141	25,702	33,614
Government bonds	14,120		18,664
Banco do Brasil S.A. (BB)	4,300	6,302	3,041	5,651
Restricted deposits for legal proceedings and guarantees (CEF and BB)	1,693		1,480
Receivables from the Electricity sector (Note 18.2)	1,574		1,888
Petroleum and alcohol account - Receivable from Federal Government (Note 18.3)	444		493
BNDES	4	21,799	2	21,798
Caixa Econômica Federal (CEF)	1	4,363	1	3,398
National Agency for Petroleum, Natural Gas and Biofuels		2,063		1,541
Federal government - Proposed dividend and interest on shareholders' equity		597		671
Petros (Pension fund)		188		301
Other	219	829	133	254
	23,056	36,558	26,471	34,042

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

The balances are classified in the Statement of financial position as follows:

		As of December 31,
	2011		2010
	Assets	Liabilities	Assets	Liabilities
Current assets	17,733		21,272
Cash and cash equivalents	6,439		3,255
Marketable securities	8,948		15,319
Accounts receivable, net	2,275		2,614
Other current assets	71		84

Non-current	5,323		5,199
Petroleum and alcohol account - receivable from Federal government (Note 18.3)	444		493
Marketable securities	3,006		3,107
Restricted deposits for legal proceedings and guarantees	1,693		1,481
Other non-current assets	180		118

Current liabilities		6,224		5,380
Current debt		2,519		2,201
Proposed dividends		985		958
Other current liabilities		2,720		2,221

Non-current liabilities		30,334		28,662
Non-current debt		30,273		28,588
Other non-current liabilities		61		74
	23,056	36,558	26,471	34,042

18.2          Receivables from the electricity sector

The Company has receivables from the electricity sector related to the supplying of fuel to thermoelectric power stations, direct and indirect subsidiaries of Eletrobrás, located in the northern region of Brazil. A portion of the costs of supplying fuel to these thermoelectric power stations is supported by funds from the Fuel Consumption Account (CCC), managed by Eletrobrás.

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazônia Distribuidora S. A. (ADESA), a direct subsidiary of Eletrobrás, whose payments for supplying fuel depend directly on the transfer of funds from ADESA to these Independent Power Producers.

The balance of these receivables at December 31, 2011 was US$ 1,574 (US$ 1,888 at December 31, 2010), of which US$ 1,293 was overdue (US$ 1,424 at December 31, 2010).

The Company has made claims to the debtors and to Eletrobrás and partial collections have been made.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

18.3          Petroleum and Alcohol accounts – Receivable from Federal Government

At December 31, 2011, accounts receivable regarding Petroleum and alcohol accounts amounted US$ 444 (US$ 493 at December 31, 2010). It may be paid, as established by Provisional Measure 2,181, as follows: (1) National Treasury  Bonds  issued at the same amount  as  the  final  balance  of  the  Petroleum  and  Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

In order to conclude the settlement with the Federal Government, Petrobras has provided all the information required by the National Treasury Office to mitigate divergences between the parties.

After exhausting negotiation process under the administrative level, the Company filed a lawsuit in July 2011.

18.4          Remuneration of employees and officers

The Company’ salaries, careers and benefits policies and current legislation establish the criteria for all remunerations attributable to its officers and employees.

The total remuneration for short-term benefits for the Company’s officers during 2011 was US$ 6.7 (US$ 5.2 in 2010), referring to seven officers and nine board members.

The remuneration of employees, including those occupying managerial roles, and officers of Petrobras for the month of December 2011 and 2010 were as follows:

	Expressed in US Dollar
	As of December 31,
	2011	2010
Remuneration per employee
Lowest remuneration	1,079.27	1,081.11
Average remuneration	5,678.80	5,714.93
Highest remuneration	35,981.70	36,589.32
Remuneration per officer of Petrobras (highest)	42,739.77	43,385.36

The fees of the executive board and the board of directors in 2011 totaled US$ 24.0 (US$ 21.5 in 2010).

Petrobras began the process for election of the representative of its employees on the Board of Directors, as established by Federal law 12,353/2010. Accordingly, the Board will now have ten members and the appointment will be ratified by shareholders at the next Annual  General Meeting.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

19               Provision for decommissioning costs

Non-current liabilities	2011	2010
Opening Balance	3,904	2,752
Revision of provision	1,365	1,056
Use by payment	(284)	(276)
Updating of interest	125	130
Other	63	113
Accumulated translation adjustment	(461)	129
Closing Balance	4,712	3,904

20               Taxes

20.1          Recoverable taxes

	As of December 31,
Current assets	2011	2010
In Brazil:
ICMS	1,698	1,581
PIS/COFINS	2,743	2,045
CIDE	77	40
Income taxes	1,528	1,065
Other taxes	225	238
	6,271	4,969

Abroad:	577	293
	6,848	5,262

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

20.2          Taxes payable

Current liabilities	As of December 31,
	2011	2010
ICMS	1,161	1,173
PIS/COFINS	309	672
CIDE	254	450
Special participation/ Royalties	2,767	2,171
Withholding income taxes	443	394
Income taxes	263	515
Other taxes	650	663
	5,847	6,038

20.3          Deferred taxes - non-current

	As of December 31,
	2011	2010
Non-current assets
Deferred income taxes	4,287	3,820
Deferred ICMS	1,172	1,437
PIS/COFINS	3,488	4,830
Other	252	139
	9,199	10,226
Non-current liabilities
Deferred income taxes	17,715	15,522
Other	21	21
	17,736	15,543

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

20.4          Deferred income tax - non-current

a)      Changes in the deferred income taxes

	Fixed Assets

	Exploration costs for the extraction of crude oil and gas	Other	Accounts receivable /payable, loans and financing	Financial leases	Provision for legal proceedings	Tax losses	Inventories	Interest on shareholders’ equity	Other	Total
Balance at December 31, 2009	(8,159)	(51)	(258)	(810)	116	304	571	206	268	(7,813)
Recognized in the results for the year	(1,861)	(1,080)	(839)	150	88	131	(87)	225	(13)	(3,286)
Recognized in shareholders’ equity
(Comprehensive Income)
Cumulative translation adjustments		(503)	(56)	(27)	44	(12)	21	22	(105)	(616)
Other		23	41	14	50	3			(118)	13
Balance at December 31, 2010	(10,020)	(1,611)	(1,112)	(673)	298	426	505	453	32	(11,702)

Recognized in the results for the year	(1,971)	(1,187)	433	(114)	79	(43)	165	68	(691)	(3,261)
Recognized in shareholders’ equity									(28)	(4)
(Comprehensive Income)				24
Cumulative translation adjustments		1,128	122	87	(25)	(21)	(36)	(47)	(5)	1,203
Other		261	131	(168)	(17)	(20)			148	335
Balance at December 31, 2011	(11,991)	(1,409)	(426)	(844)	335	342	634	474	(544)	(13,428)

						Deferred tax assets				3,820
						Deferred tax liabilities				(15,522)
						Balance at December 31, 2010				(11,702)

						Deferred tax assets				4,287
						Deferred tax liabilities				(17,715)
						Balance at December 31, 2011				(13,428)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

b)      Realization of deferred income taxes

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of them are based on projections that have been made.

Management’s projection for realization of the deferred tax assets and liabilities is presented below:

	Deferred income taxes
	Assets	Liabilities
2012	1,715	2,204
2013	315	1,330
2014	297	1,429
2015	324	1,237
2016	566	1,336
2017	168	1,289
2018	336	1,563
2019 and thereafter	566	7,327
Recognized deferred tax credits	4,287	17,715
Unrecognized deferred tax credits	833
Total	5,120	17,715

At December 31, 2011, the Company had unrecognized tax credits in the amount of US$ 833 (US$ 1,083 at December 31, 2010) resulting from accumulated tax losses, originating, mainly, from oil and gas exploration and production activities in the United States in the amount of US$ 639, whose statute of limitations is 20 years.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

20.5          Reconciliation of income taxes

The reconciliation of the taxes calculated in accordance with statutory rates and the recorded amounts in 2011, 2010 and 2009 are presented as follows:

	Year ended December 31,
	2011	2010	2009
Income before income taxes	26,724	27,274	22,280
Income taxes at statutory rates (34%)	(9,089)	(9,272)	(7,575)
Adjustments for calculation of the effective rate:
• Tax benefit from interest on sharholders' equity	2,064	1,985	1,300
• For income of companies abroad subject to different tax rate	422	339	659
• Tax incentives	220	89	85
• Tax losses carryforwards	(339)	(47)	(97)
• Permanent exclusions/ (additions), net (*)	(276)	(119)	(98)
• Tax credits of companies abroad in the exploration stage		(18)	(80)
• Other	266	218	385
Income tax expenses	(6,732)	(6,825)	(5,421)
Deferred income taxes	(3,261)	(3,286)	(1,051)
Current income taxes	(3,471)	(3,539)	(4,370)
	(6,732)	(6,825)	(5,421)
Effective rate for income tax and social contribution	25.2%	25.0%	24.0%

* It includes equity accounting.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

21               Employee’s post-retirement benefits obligations – Pension and Health care

The carrying amount related to benefits granted to employees are presented as follows:

	As of December 31,
	2011	2010
Liabilities
Pension plans	2,697	2,878
Healthcare plan	6,942	7,073
	9,639	9,951

Current	761	782
Non-current	8,878	9,169

21.1          Pension plans in Brazil - Defined benefit and variable contribution

Fundação Petrobras de Seguridade Social (Petros) was established by Petrobras as a legal entity under private law, a nonprofit organization with administrative and financial autonomy.

a)      Petros Plan - Fundação Petrobras de Seguridade Social

The Petros plan is a contributory defined-benefit pension plan introduced by Petrobras in July of 1970, to supplement the social security pension benefits of employees of Petrobras and its Brazilian subsidiaries and associates.  The Petros Plan is closed to the Company’ employees hired after September 2002.

The evaluation of the Petros funding plan is made by independent actuaries on a capitalization basis for the majority of the benefits. The sponsors make regular contributions in amounts equal to the contributions of the members (employees, retired employees and pensioners), i.e. on a parity basis.

On the verification of an eventual deficit in the defined benefit plan, this must be resolved by members, beneficiaries and sponsors, pursuant to Constitutional Amendment 20/1998 and Complementary Law 109/2001, observing the proportion with respect to the normal contributions made in the year in which that result was verified.

At December 31, 2011, the balances of the Terms of Financial Commitment, signed by the Company  and Petros in 2008, totaled US$ 2,706, of which US$ 26 in interest due in 2012. The Financial Commitment Agreement has a maturity of 20 years with payment semi annually interest of 6% p.a. over the carrying amount. The long term National Treasury Notes held in the portfolio, as collateral for the Financial Commitment Agreement, totaled US$ 2,847.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

The contributions expected from the sponsors for 2012 are US$ 332.

b)        Petros Plan 2 - Fundação Petrobras de Seguridade Social

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) assuming the contributions corresponding to the period in which the participants had no plan. This past service shall consider the period as from August 2002, or the date of later admission, until August 29, 2007. The plan will continue to admit new subscribers after this date but will no longer be payment relating to past service.

Disbursements for past service are made monthly, for the same number of months in which the participant had no plan.

The portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In 2011, the contribution to the defined contribution portion of this plan was US$ 253.

The expected contributions from the sponsors for 2012 are US$ 272, where US$ 57 refers to the defined benefit portion and US$ 215 refers to the defined contribution portion.

21.2          Pension plans abroad - Defined benefit

The Company also sponsors pension plans abroad, with defined benefits characteristics, through subsidiaries in Argentina, Japan and other countries. Most plans are funded, where assets are held in trusts, foundations or similar entities that are governed by local regulations. In 2011, the Company’s contributions to these plans totaled US$ 4.

21.3          Pension Plans’ assets

Plan assets investments reflect a long term strategy that considers risk assessment by type of assets and diversifications, as a mechanism to mitigate portfolio risk. The asset portfolio must comply with National Monetary Council rules. The fixed income funds concentrate the majority of the investments, composed of public and private securities. Portfolio target for the period between 2012 and 2016 is 40% to 75% in fixed income, 20% to 45% in variable income, 1.5% to 8% in real estate properties, 0% to 15% in loans to participants, 2.5% to 12% in structured projects and 0% to 3% in investments abroad.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

The assets of the pension plans, separated by level of measurement, are as follows:

	As of December 31,
	2011					2010
Asset Category	Prices quoted on an active market (Level 1)	Valuation supported by observable prices (Level 2)	Valuation without use of observable prices (Level 3)	Total fair value (Levels 1, 2 and 3)%		Total fair value (Levels 1, 2 and 3)%
Fixed income	8,614	3,860		12,474	47%	14,810	54%
Corporate bonds		3,772		3,772		5,254
Government bonds	8,614			8,614		9,483
Other		88		88		73
Variable income	6,943	1,648	3,511	12,102	46%	10,967	40%
Shares on demand	6,943			6,943		6,275
Private Equity funds		1,571	3,510	5,081		4,669
Other investments		77	1	78		23
Real estate			959	959	4%	877	4%
				25,535	97%	26,655	98%
Loans granted				768	3%	679	2%
				26,303	100%	27,334	100%

At December 31, 2011, the investments include common and preferred shares of Petrobras in the amount of US$ 451 and US$ 371, respectively, and real estate properties rented by the Company in the amount of US$ 185.

The loan assets granted to participants are stated at amortized cost, which closely approximates to the fair value.

The changes in the fair value of assets valued using the discounted cash flow, classified as Level 3, are as follows:

	Changes in Level 3
	Private Equity funds	Real estate	Other investments	Total

At December 31, 2010	3,374	877	1	4,252
Profitability of plan's assets	513	8		521
Purchases and sales, net	62	193		255
Cumulative translation adjustments	(439)	(119)		(558)
At December 31, 2011	3,510	959	1	4,470

The investments expected profitability, based on market expectations, is 6% p.a. for fixed income and assets, 8% p.a. for variable income assets and for other investments, resulting in an average interest rate of 6.49% p.a.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

21.4          Health Care - Assistência Multidisciplinar de Saúde (“AMS”)

Petrobras and its Brazilian subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels, besides the medicine benefit, which provides special terms on the acquisition of certain medicines from participating drugstores, located throughout Brazil.

The health care plan is not collateralized by assets. Instead, the Company makes benefit payments based on costs incurred by plan participants.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

21.5          Net actuarial liabilities and expenses, calculated by independent actuaries, and fair value of the plans’ assets

Information regarding defined benefit plans, in Brazil and abroad, was consolidated for presentation purpose taking into consideration that similar assumptions were assumed and the total assets and liabilities of pension plans abroad is not material..

All the pension plans have accumulated benefit liabilities in excess of the plans’ assets.

a)      Changes in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position

	2011				2010
	Pension plan				Pension plan
	Defined benefit	Variable contribution	Healthcare benefits	Total	Defined benefit	Variable contribution	Healthcare benefits	Total
Changes in the present value of the actuarial
liabilities

Actuarial liability at the beginning of the year	33,154	440	8,269	41,863	27,277	302	6,869	34,448
Cost of interest:
• With financial commitment agreement	362			362	289			289
• Actuarial	3,338	50	926	4,314	2,691	34	754	3,479
Current service cost	199	200	146	545	230	59	112	401
Benefits paid	(1,228)	(2)	(365)	(1,595)	(1,013)	(2)	(297)	(1,312)
Actuarial (gain) / loss on the actuarial liability	1,405	189	307	1,901	2,207	27	462	2,696
Other	5	1		6	(3)			(3)
Cumulative translation adjustments	(4,143)	(97)	(1,033)	(5,273)	1,476	20	369	1,865
Actuarial liability at the end of the year	33,092	781	8,250	42,123	33,154	440	8,269	41,863

Changes in the fair value of the plan's assets

Plan's assets at the beginning of the year	27,197	137		27,334	22,675	115		22,790
Expected income from the plan's assets	3,303	21		3,324	2,539	16		2,555
Contributions received by the fund	489	38	365	892	509		297	806
Receipts entailed to the financial commitment
agreement	173			173	147			147
Benefits paid	(1,228)	(2)	(365)	(1,595)	(1,013)	(2)	(297)	(1,312)
Actuarial gain / (loss) on the plan's assets	(530)			(530)	1,132	2		1,134
Other	3			3
Cumulative translation adjustments	(3,276)	(22)		(3,298)	1,208	6		1,214
Plan's assets at the end of the year	26,131	172		26,303	27,197	137		27,334

Amounts recognized in the statement of
financial position
Present value of the liabilities	33,092	781		33,873	33,154	440		33,594
(-) Fair value of the plan's assets	(26,131)	(172)		(26,303)	(27,197)	(137)		(27,334)
Present value of the liabilities in excess of the fair value
of the plan's assets	6,961	609		7,570	5,958	302		6,260
Present value of the liabilities			8,250	8,250			8,269	8,269
Unrecognized actuarial gains/(losses)	(5,094)	(256)	(1,449)	(6,799)	(3,012)	(66)	(1,113)	(4,191)
Unrecognized past service cost	(50)	(56)	(17)	(123)	(66)	(59)	(18)	(143)
Cumulative translation adjustments	551	33	157	741	(172)	(6)	(66)	(244)
Net actuarial liabilities at December 31	2,368	330	6,941	9,639	2,708	171	7,072	9,951

Changes in net actuarial liabilities

Balance at January 1	2,707	171	7,074	9,952	2,559	82	6,188	8,829
(+) Costs incurred in the year	409	216	1,104	1,729	476	81	871	1,428
(-) Payment of contributions	(285)	(21)	(365)	(670)	(299)		(298)	(597)
(-) Payment of the financial commitment agreement	(171)			(171)	(146)			(146)
Other	12	1		13	(2)		1	(1)
Cumulative translation adjustments	(304)	(38)	(873)	(1,215)	120	8	310	438
Balance at December 31	2,368	330	6,941	9,639	2,708	171	7,072	9,951

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

b)     Components of the net expenses

	As of December, 31
	2011				2010
	Pension plan				Pension plan
	Defined benefit	Variable contribution	Healthcare benefits	Total	Defined benefit	Variable contribution	Healthcare benefits	Total

Current service cost	199	200	146	545	230	59	112	401
Cost of interest:
• With financial commitment agreement	362			362	289			289
• Actuarial	3,338	50	926	4,314	2,691	34	755	3,479
Expected return of the plan's assets	(3,303)	(21)		(3,324)	(2,540)	(16)		(2,555)
Amortization of actuarial (gains) / losses	4	2	28	34	2	1		3
Contributions by participants	(209)	(17)		(226)	(210)			(210)
Past service cost	14	5	2	21	13	4	2	19
Other		(1)		(1)			1	1
Net costs for the year	405	218	1,102	1,725	475	82	870	1,427

Related to active employees:
Cost of operating activities	128	91	212	431	105	42	168	315
Directly to income	64	122	180	366	79	39	113	231
Related to retired employees	213	5	710	928	291	1	589	881
Net costs for the year	405	218	1,102	1,725	475	82	870	1,427

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

c)      Variance between estimated amounts and amounts incurred

Variance between the estimated amounts and those actually incurred in the last three years were as follows:

	As of December 31,
	2011	2010	2009
Pension plan gains/(losses)
Actuarial liability	(67)	71	(219)
Pension plan assets	(472)	1,198	1,966

Pension plan gains/(losses)
Actuarial liability	704	248	381

d)        Variance in the costs with health care

Variance of 1% in the assumptions for medical costs would have the following impacts:

	1% increase	1% decrease

Actuarial liability	1,229	(1,005)
Service cost and interest	159	(128)

e)        Actuarial assumptions adopted in the calculations

Year ended December 31,
	2011	2010

Discount rate	Inflation 5.6% to 4.34% p.a.(1) + interest 5.58% p.a. (2)	Inflation 5.3% to 4.3% p.a.(1) + interest 5.91% p.a.(2)
Growth rate for salaries	Inflation 5.6% to 4.34% p.a.(1) + 2.080% to 3.188% p.a.	Inflation 5.3% to 4.3% p.a.(1) + 2.220% p.a
Expected return rate from the pension plan assets	Inflation 5.6% p.a. + interest: 6.49% p.a.	Inflation 5.3% p.a.(1) + interest: 6.78% p.a.
Turnover rate of the health plans	0.652% p.a.(3)	0.660% p.a.(3)
Turnover rate of the pension plans	Null	Null
Rate for hospital medical costs	8.96% to 4.34% p.a. (4)	7.89% to 4.3% p.a. (4)
Mortality table	AT 2000, sex specific	AT 2000, sex specific
Disability table	TASA 1927 / Zimmermann adjusted (5)	TASA 1927 / Zimmermann adjusted (5)
Mortality table for disabled persons	AT 49, sex specific	AT 49, sex specific

(1) Inflation decreasing lineally in the next 5 years when it becomes constant.

(2) The Company uses a methodology for computing an equivalent real rate from the future curve of return of the longest term government bonds, considering in the calculation of this rate the maturity profile of the pension and health care obligations.

(3) Average turnover which varies according to age and time of service.

(4) Decreasing rate for doctors’ and hospital costs, attaining in the next 30 years the projected long-term expectations for inflation.

(5) Disability table: Zimmermann adjusted to the Petros 2 plan.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

21.6          Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors defined contribution employee retirement plans. The contributions paid in 2011, recognized in the income statement, amounted US$ 13.

22               Profit sharing

Employee profit sharing is based on statutory requirements and guidelines established by the Department of Coordination and Governance of State Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and by the Ministry of Mines and Energy, and is related to consolidated net income before profit sharing by employees and management and the result attributable to non-controlling interests.

Management participation in the the profits or results will be subject to approval at the Annual General Meeting for 2012, in accordance with articles 41 and 56 of the Company’s bylaws and specific federal regulations.

23               Shareholders’ equity

23.1          Paid-in capital

At December 31, 2011, subscribed and fully paid-in capital in the amount of US$ 107,355 was represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all with no par value.

Capital increase with reserves in 2011

The Special General Meeting, held jointly with the Annual General Meeting on April 28, 2011, approved the Company’s capital increase from US$ 107,341 to US$ 107,355, through capitalization of part of the profit reserve from tax incentives recorded in 2010, in the amount of US$ 14, in compliance with article 35, paragraph 1, of Ordinance 2,091/07 of the Government Minister for National Integration. This capitalization was made without issuing new shares, pursuant to article 169, paragraph 1, of Law 6,404/76.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

Capital increase with reserves in 2012

The Management of Petrobras is proposing to the Extraordinary General Shareholders’ Meeting,  to be held jointly with the General Shareholders’ Meeting for 2012, a capital increase for the Company from US$ 107,356 to US$ 107,363, through capitalization of a portion of the tax incentive profit reserve established in 2011 in the amount of US$ 6.

23.2          Additional paid-in capital

a)      Shares issuance costs

Shares issuance cost regarding global offering of shares made in 2010 amounted US$ 279, net of taxes.

b)      Change in interest in subsidiaries

Includes amounts regarding changes in ownership interest in subsidiaries, which do not result in loss of control.

23.3          Profit reserves

a)      Legal reserve

The legal reserve is provided through the appropriation of 5% of the net income for the year,  pursuant to article 193 of the Brazilian Corporation Law.

b)      Statutory reserve

The statutory reserve is provided through the allocation of the net income for each year in an amount equivalent to at least 0.5% of the paid-in capital at year-end. This reserve is used to fund research and technological development programs. The balance of this reserve may not exceed 5% of the paid-in capital, pursuant to article 55 of the Company’s bylaws.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

c)      Tax incentive reserve

Tax incentive reserve is constituted through Government grants, recognized in income, as a result of donations or subventions in accordance with article 195-A of Brazilian Corporate Law. This reserve may only be used for offsetting losses or increasing paid-in capital.

In 2011, an amount of US$ 43 was earmarked from the results regarding investments subventions at Superintendencies for Development of the Northeast (SUDENE) and Amazonia (SUDAM), in which US$ 6 refers to the realization of part of the deposits for reinvestments with funds from income tax.

d)      Profit retention reserve

Profit retention reserve is constituted to provide funds to budgeted capital investments, mainly in oil and gas exploration and development activities, in accordance with to article 196 of the Brazilian Corporation Law.

The Board of Directors is proposing retention of profits, as profit retention reserve in the amount of US$ 12,235, where US$ 12,229 originates from the profit for 2011 and US$ 6 from the ending balance of retained earnings, which is constituted to partially attend the annual investment program established by the 2012 budget, to be decided in the Annual General Shareholders’ Meeting for 2012.

23.4          Accumulated other comprehensive income

a)      Cumulative translation adjustment

It comprises the net translation gain or loss resulting from expressing in the reporting currency of the Company those amounts that are denominated in a different currency.

b)      Other comprehensive income

It comprises changes in fair value regarding available-for-sale securities and cash flow hedges.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

23.5          Dividends

Holders of preferred and common shares are entitled to a minimum dividend and/or interest on shareholders’ equity of 25% of annual adjusted net income, in accordance with article 202 of Brazilian Corporate Law.

Preferred shares have priority in the event of reimbursement of capital and receipt of dividends which is based on, at least, the higher amount among the following: 3% of the book value of shareholders' equity, regarding preferred shares interest, or 5% of the paid-in capital regarding preferred shares (higher amount criteria).

The proposal for dividends related to 2011, which is being sent by the Management of Petrobras for approval by the shareholders in the Annual General Meeting of 2012, in the amount US$ 6,905, meets the statutory rights guaranteed to preferred shares and is being offered equally for both common and preferred shares. This proposed dividend reached 38.25% of the annual adjusted net income, as a result of the preferred shares rights (higher amount criteria) in which prevailed 3% of the book value of shareholders equity regarding preferred shares interest. This amount was higher than the minimum dividend equivalent to 25% of annual adjusted net income.

In 2010, without distinction between common and preferred shares, proposal dividends represented 35.50% of the annual adjusted net income, as a result of the preferred shares rights (higher amount criteria) in which prevailed 5% of the paid-in capital regarding preferred shares.

The proposed dividends at December 31, 2011, in the amount of US$ 6,905, include interest on shareholders’ equity in the total amount of US$ 6,071, approved by the Board of Directors, as follows:

Payment	Date of approval by Board of Directors	Date of Shareholder position	Date of Payment	Amount of Payment	Gross amount per share (ON and PN) (US$)
1st payment of interest on shareholders' equity	04.29.2011	05.11.2011	05.31.2011	1,602	0.1
2nd payment of interest on shareholders' equity	07.22.2011	08.02.2011	08.31.2011	1,671	0.1
3rd payment of interest on shareholders' equity	10.28.2011	11.11.2011	11.30.2011	1,407	0.1
4th payment of interest on shareholders' equity	12.22.2011	01.02.2012		1,391	0.1
Dividends	02.09.2012			834	0.1
				6,905	0.50

The portions of interest on shareholders’ equity distributed in advance in 2011 will be deducted from the dividends proposed in 2011, monetarily updated by the SELIC rate from the date of its payment until December 31, 2011. The final portion of interest on shareholders’ equity will be paid up to March 30, 2012 and the dividends will be paid on a date to be established by the Annual General Shareholders’ Meeting.  These amounts will be monetarily updated corrected as from December 31, 2011 until the date of payment, in accordance with the SELIC rate.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

The interest on shareholders’ equity is subject to 15 % of withholding income tax, except for exempt shareholders, as established by Law 9,249/95. This interest was allocated to the dividends for the year, as established in the Company’s bylaws.

In accordance with tax law, interest on shareholders’ equity is recognized in earnings, providing income tax benefits amounting to US$ 2,064 (US$ 1,985 in 2010) and subsequently reversed to retained earnings in accordance with CVM nº 207/96.

23.6          Earnings per Share

	As of December 31,
	2011	2010	2009

Net income atributable to shareholders of Petrobras	20,121	20,055	15,308
Weighted average of the number of common and
preferred shares outstanding (No. of shares)	13,044,496,930	9,872,826,065	8,774,076,740
Basic and diluted earnings per common and preferred
share (US$ per share)	1.54	2.03	1.74

24   Sales revenues

	Year ended December 31,
	2011	2010	2009

Gross sales revenue	183,022	151,297	115,075
Sales charges	(37,107)	(30,845)	(23,929)
Sales revenues	145,915	120,452	91,146

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

25               Expenses by nature

	Year ended December 31,
	2011	2010	2009
Raw material / products purchased	(57,274)	(43,952)	(29,677)
Contracted services, freight, rents and general charges	(14,771)	(13,133)	(7,805)
Government interest	(16,228)	(11,547)	(9,787)
Personnel expenses and benefits	(11,294)	(9,509)	(6,980)
Depreciation, depletion and amortization	(10,535)	(8,308)	(7,129)
	(110,102)	(86,449)	(61,378)

Cost of sales	(99,595)	(77,145)	(54,023)
Selling expenses	(5,346)	(4,863)	(3,693)
Administrative and general expenses	(5,161)	(4,441)	(3,662)
	(110,102)	(86,449)	(61,378)

26               Other operating income and expenses, net

	Year ended December 31,
	2011	2010	2009

Healthcare and pension plans	(928)	(881)	(697)
Unscheduled stoppages and pre-operating expenses	(901)	(350)	(381)
Institutional relations and cultural projects	(884)	(694)	(545)
Corporate expenditures on safety, environment and health	(474)	(207)	(181)
Adjustment to market value of inventories	(643)	(339)	(310)
Collective labor agreements	(430)	(364)	(248)
Losses with contingencies with judicial proceedings	(412)	(1,031)	(1,273)
Gain with contingencies with judicial proceedings	542
Operating expenses with thermoelectric power stations	(127)	(170)	(311)
Impairment	(369)	(38)	(312)
Government Grants	378	212	331
Gains on disposal of non-current assets	7	37
E&P joint arrangement charge/refund	10	26
Incentive for purchase of Petrobras shares		(51)
Other	247	(115)	155
	(3,984)	(3,965)	(3,772)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

27               Financial income (expenses), net

	2011	2010	2009

Foreign exchange on cash and cash equivalent	582	(395)	(354)
Foreign exchange on debt (*)	(3,165)	1,071	2,046
Foreign exchange on net debt	(2,583)	676	1,692

Foreign exchange on debt	(194)	(231)	294

Borrowing costs	(4,866)	(4,070)	(2,448)
Investments	1,673	961	716
Government bonds for trading	1,275	312
Net financial expenses	(1,918)	(2,797)	(1,732)

Financial result on net debt	(4,695)	(2,352)	254

Borrowing costs capitalized	4,403	3,156	1,657
Hedge on sales and financial operations	(214)		(181)
Income from avaiable-for-sale securities	355	299	213
Income/ (expenses) from held-to-maturity securities	(69)	70	177
Other financial expenses and income, net	(39)	(2)	(190)
Other exchange and monetary variations, net	335	380	(1,833)
Financial income (expenses), net	76	1,551	97

Financial income (expenses), net (**)
Income	3,943	2,535	1,757
Expenses	(1,424)	(1,784)	(1,707)
Exchange and monetary variations, net	(2,443)	800	47
	76	1,551	97

(*) It includes monetary variation on financing in local currency parameterized to the variation of the US dollar.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

28               Legal proceedings and contingencies

The Company is a defendant in numerous legal proceedings  involving civil, tax, labor, corporate and environmental  issues arising in the normal course of its business. Based upon the advice of its internal legal counsel and on management’s best estimates, the Company has classified the loss contingencies of such proceedings as either probable, reasonably possible or remote.

28.1         Legal proceedings classified as probable losses

The Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The main proceedings that comprise this classification relate to the withholding of income taxes for securities issued outside of Brazil; losses and damages as a result of the cancellation of an assignment of  federal VAT (IPI) credits to a third party; and indemnifications for fishermen arising out of an oil spill that occurred in Rio de Janeiro in January 2000. In addition, based on studies undertaken in 2011, the Company reassessed claims related to an oil spill in the Terminal São Francisco do Sul - President Vargas Refinery in July 2000, reclassifying the loss contingency from possible to probable and estimating the Company’s exposure as of December 31, 2011 at US$33.

The amounts recorded as provisions (net of judicial deposits) for legal the proceedings that the Company has classified as probable losses are as follows:

	As of December 31
	2011	2010
Labor claims	155	116
Tax claims	352	364
Civil claims	159	214
Other claims	60	65
	726	759

	As of December 31,
	2011	2010
Opening Balance	759	481
Provisions	319	798
Payments	(113)	(521)
Judicial deposits	(161)	(56)
Accrual of interest	43	2
Other	(121)	55
Closing Balance	726	759

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

28.2       Legal proceedings classified as possible losses

The following tables provide a summary of the legal proceedings that the Company has classified as possible losses.

Estimates for
2011
Tax claims	18,199
Civil claims - General	4,722
Civil claims - Environmental	527
Other	832
24,280

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

Tax Claims	Estimate as of December 31, 2011 (in millions of US$)

Plaintiff: Federal revenue service

1) Income deductions subject to income taxes and fines arising out of pension plan (Petros) modifications.	1,673

• The Company has filed an administrative appeal with competent authority in connection with this proceeding, an the appeal is currently awaiting a decision.

2) Income from foreign subsidiaries and associates in the years 2005, 2006 and 2007 not included in income subject to income taxes.	1,060

• The Company has filed administrative appeals in connection with these proceedings, and these appeals are currently under review by the competent authority.

3) Deductibility of expenses related to pension plan (Petros) modifications in 2007.	798

• This matter is currently being deliberated in the context of two separate administrative proceedings that remain subject to appeal.

Plaintiff: Federal revenue service

4) Withholding income taxes related to charter payments from 1999 to 2002.	2,497

• With the conclusion of the administrative proceeding, the Company is currently analyzing the pursuit of judicial measures.

Plaintiff: State revenue service of Rio de Janeiro

5) Value added taxes (ICMS) related to Liquified Natural Gas transportation made without an invoice.	1,328

• This matter is currently being deliberated in the context of several different administrative judicial proceedings.

6) Value added taxes (ICMS) related to a tax rate used for jet fuel tax payments.	752

• This matter is currently being deliberated in administrative proceedings, in connection with which the Company has already presented its defenses.

Plaintiff: Federal revenue service

7) Excise tax (Contribution of Intervention in the Economic Domain Charge, or CIDE) related to naphta imports resold to Braskem.	1,489

• This matter is currently being deliberated in administrative proceedings.

8) Excise taxes (Contribution of Intervention in the Economic Domain Charge, or CIDE) for transactions made from March 2002 to October 2003 with distributors and service stations that were covered by provisional decisions.	658

• This matter is currently under review by the Tax Claims Administrative Council (Conselho Administrativo de Recursos Fiscais, or CARF) and is awaiting a decision.

Plaintiff: State revenue service of São Paulo

9) Value added taxes (ICMS) related to the importation of drilling rigs.	2,047

• This matter is being deliberated in the context of two different proceedings, one of which is administrative and the other of which was converted into judicial proceeding that was decided in the Company's favor.

Plaintiffs: Certain municipalities of the State of Espírito Santo

10) The municipalities of of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória, have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Pursuant to Complementary Law 116/03, Petrobras withheld the ISSQN but paid the tax to the municipalities where the respective service providers are established.	866

• This matter is currently being deliberated in the context of several different administrative and judicial preceedings.

Plaintiff: Federal revenue service

11) Tax payable on financial transactions (IOF) related to credits on intercompany transactions.	630

• This matter is currently being deliberated in administrative proceedings, in connection with which the Company has already presented defenses.

Plaintiff: Federal revenue service

12) Withholding income taxes related to oil imports payments.	493

• This matter is currently being deliberated in administrative proceedings. The Company has filed its appeals with the competent authority and is currently awaiting its decision.

Plaintiff: State revenue service of Rio de Janeiro

13) Value added taxes (ICMS) related to credits from drilling bits and chemical products used in preparing drilling fluid.	436

• This matter is currently being deliberated in the context of several different administrative and judicial proceedings.

14) Other miscellaneous tax claims	3,472

Total tax claims	18,199

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

Civil Claims - General	Estimate

Plaintiff: Porto Seguro Imóveis Ltda.

15) The plaintiff, a former non-controlling shareholder of Petroquisa, filed a suit alleging losses resulting from the sale of an interest in various petrochemical companies by Petroquisa, as part of the National Privatization Program. The plaintiff claims that Petrobras, Petroquisa's controlling company, should be obliged to indemnify the alleged losses resulting from the acts that approved the minimum sale price of privatized companies.	2,993

• This matter is currently before the Superior Court and is awaiting trial docket designation in light of the special appeal brought by the Company, which appeal may be decided in the first half of 2012. That decision, however, would not be definitive as it would be subject to further appeal.

Plaintiff: National Agency for Petroleum, Natural Gas and Biofuel - ANP

16) The plaintiff claims an additional government participation charge in respect of the following fields in the Campos Basin: Albacora, Carapeba, Cherne, Espadarte, Marimba, Marlim, Marlim Sul, Namorado, Pampo and Roncador. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploration programs.	646

• With the conclusion of the administrative phase of this proceeding, this matter was brought before the judicial courts. The Company obtained an injunction suspending the collection of fines until the end of the trial process, which is currently in the production of evidence phase.

17) Other miscellaneous civil claims	1,083

Total civil claims	4,722

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

28.3 Joint Ventures – Frade field

In November 2011, there was an oil spill in the Frade field,  operated by Chevron Brasil Upstream Frade Ltda and  located in the Campos basin. A federal prosecutor conducted an investigation in connection with the oil spill and has  initiated legal proceedings  against Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda, (the operator of the rig at the time of the spill), claiming US$ 11 billion in damages. The amount of this claim was attributed to the dispute by the federal prosecutor.

The Company believes that the amount attributed to this claim is unreasonable and is disproportionately high relative to the extent of the damages caused by the spill. Although the Company is not a party to this claim, as a member of the Frade consortium, the Company may be contractually liable for 30% of all loss contingencies arising out of this oil spill. In the event that Chevron is held liable under this claim, the Company may have to bear up to 30% of the cost of damages paid by Chevron.

28.4 Contingencies assets

28.4.1  Recovery of maintenance costs – Barracuda & Caratinga

In 2006, Petrobras, as representant of Barracuda & Caratinga Leasing Company B.V. (BCLC), filed to an arbitration abroad against Kellogg, Brown, Root, LLC (KBR), to obtain indemnifications for maintenance costs incurred on flexible lines of the Barracuda and Caratinga field, during the period covered by a contractual guarantee.

On September 21, 2011, the arbitration Court decided in favor of BCLC, definitively, condemning KBR to indemnify US$ 181 plus arbitration costs incurred by Petrobras and legal fees. After the final decision, Petrobras recognized the amount of US$ 181 in non-current assets.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

28.4.2  Recovery of PIS and COFINS taxes on financial revenue

Petrobras and its subsidiaries filed a civil suit against the Federal Government claiming to recover, through offsetting, amounts paid as taxes on financial revenue and exchange gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, taking into consideration that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim by Petrobras, filed in 2006 to recover the COFINS for the period from January 2003 to January 2004. After the final decision, Petrobras recognized the amount of US$ 183 as recoverable taxes in non current assets.

On December 31, 2011, the amount of US$ 1,166 related to these claims are not recognized in the financial statement pending final favorable decision.

28.4.3  Legal proceeding in the United States - P-19 e P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were trying to obtain, since 1997, with respect to the first company (Brasoil), a legal declaration that exempted them from the obligation of paying the performance bond of the platforms P-19 and P-31, and, with respect to the second company (Petrobras), they were seeking reimbursement of any quantities for which they might happen to be condemned in the execution proceedings of the performance Bond.

On July 21, 2006, the US court handed down an executive decision, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

The amount of damages pleaded is approximately US$ 245.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

29               Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase a total of 201.9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and will be renewed until the total contracted volume has been consumed.

On December 31, 2011, the minimum purchase commitment for the period from 2012 to 2019 is approximately 70.3 billion m3 of natural gas, equivalent to 24.06 million m3 per day, which corresponds to an estimated total of US$15.2 billion.

30        Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees of US$ 3,207 to the National Petroleum Agency (ANP) for the Minimum Exploration Programs as established in the concession agreements for exploration areas. Of this amount, US$ 2,894 are outstanding, net of commitments already undertaken. Of the outstanding amount, US$ 1,805 refers to oil lien and US$ 1,089 to bank guarantees.

31        Derivative instruments, hedging and risk management activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

31.1          Commodity price risk management

Petrobras’ risk management policy seeks to obtain an appropriate equilibrium between its growth and return targets and its risk exposure in order to achieve its strategic goals.

Petrobras’s risk management is conducted by its officers, following a corporate risk management policy. In March 2010, the Executive Committee established the Financial Integration Committee, responsible for Petrobras’ risk assessment and management, composed of all the executive managers of the financial department and executive managers of the business departments. Executive Committee is responsible for taking decisions.

Petrobras risk management is based on a consolidated perspective of its operations, which may result in natural hedges opportunities. Financial and market risk are managed by operations resulting from appropriate equity and debt management.

31.2          Risk of change in the prices of oil and oil products

a)      Oil and oil products risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices.

The Financial Integration Committee may recommend derivatives instruments, based on a consolidated perspective of operations and to ensure corporate plan investments, subject to the Board of Directors approval.

b)      Main transactions and future commitments hedged by derivative operations

As a result of the Company currently price risk management, the derivatives are contracted as short term operations, to mitigate the price risk of specific transactions abroad. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

c)      Parameters used for risk management

The main parameters used for commodity prices risk management are the Cash Flow at Risk (CFAR), Value at Risk (VAR) and Stop Loss.

At December 31, 2011, derivative instruments presented a maximum estimated loss per day (VAR – Value at Risk), calculated at 95% confidence level, of approximately US$ 2.

d)      Notional amount and fair value of derivative instruments of oil and oil products

	Notional value in thousand of bbl*		Fair value recognized**		Maturity
	2011	2010	12.31.2011	12.31.2010

Future Contracts	(6,217)	(8,570)	18	(24)	2012
Purchase commitments	30,193	19,921
Sale commitments	(36,410)	(28,491)

Options Contracts	(2,130)	(1,679)	(2)	(2)	2012
Call	(730)	1,446	(2)
Holder portion	6,728	1,646
Seller portion	(7,458)	(200)

Put	(1,400)	(3,125)		(2)
Holder portion	3,990	2,070
Seller portion	(5,390)	(5,195)

Over the counter	275	354			2012
Buyer position	275	979
Seller position		(625)

Total recorded in other current assets and liabilities			16	(26)

* A negative notional value represents a seller position.

** Negative fair values were recorded in liabilities and positive fair values in assets.

Main counterparties of the operations: NYMEX, ICE, Morgan Stanley, BNP Paribas, BP North America Chicago, Shell (Stasco).

e)      Gains and losses in the year

	Year ended December 31,
Derivatives for oil and oil products	2011	2010
Loss recorded in the income statement	(245)	(2)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

f)       Value and type of margins given in guarantee

The guarantees given as collateral generally consist of deposits.

	Year ended December 31,
Foreign currency derivatives	2011	2010
Gain (loss) recorded in results	100	208

g)   Sensitivity analysis

The probable scenario is the fair value at December 31, 2011. The possible and remote scenarios consider a deterioration in the prices in the risk variable of 25% and 50%, respectively.

Market derivatives for oil and oil products	Risk	Probable scenario in 2011	Probable scenario ( Δ de 25% )	Remote scenario ( Δ de 50% )
Brent	High in Brent Oil	(4)	(164)	(309)
Gasoline	Low in Gasoline	2	9	15
Fuel Oil	High of Fuel Oil	(8)	(133)	(258)
WTI	High of WTI		1	(11)
Diesel	Low of Diesel	3	(8)	(20)
Ethanol	High of Ethanol	1	(14)	(29)
Naphtha	High of Naphtha		(2)	(4)
Dubai	High of Dubai Oil	1	(6)	(13)
LLS	Low of LLS Oil		(4)	(8)

h)   Embedded derivatives

Derivatives embedded within other financial instruments or other host contracts are treated as separate derivatives when they have a price based on an underlying that is not clearly and closely related to the asset being sold or purchased. The assessment is made at the inception of the contracts. Such derivatives are separately from the host contract and recognized at fair value with changes in fair value recognized in earnings.

The embedded derivatives outstanding are:

Sale of ethanol

Petrobras entered into a sales contract of ethanol in which the price is based on ethanol and naphtha prices. Naphtha is an extraneous underlying to the cost and fair value of the asset being sold. The embedded derivative was bifurcated from the host contract and recognized at fair value, classified at level 3, through earnings.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

The following table presents the fair value of the embedded derivative and a sensitivity analysis at December 31, 2011:

	Notional value in thousandof m3	Fair value	Maturity
Over the counter contracts
Buyer position	715	26	2016

Foreign Currency Derivatives	Risk	Probable scenario at December 31, 2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ of 50%)
Naphtha x Ethanol Swap	Decrease in spread Naphtha x Ethanol	26	21	17

The Company determined the fair value based on the difference between the spreads for naphtha and ethanol. Ethanol sales price in the contract refers to Brazilian market (ESALQ). The market quotations used in the measurement were obtained from the CBOT (Chicago Board of Trade) future market at closing date.

Fair value gains or losses are classified as financial income in the income statement.

31.3          Foreign currency risk

Petrobras is exposed to foreign currency risk as a result of the impact of changes in exchange rates on assets and liabilities denominated in foreign currency. Exchange rates changes may have an adverse effect on Petrobras’ financial condition, as a result of its liabilities mainly based on foreign currency and revenues sources mainly based on Reais.

a)      Foreign currency risk management

Foreign currency risk management is based on a consolidated perspective of its operations, which may result in natural hedges opportunities arising from correlation between revenues and expenses. In situations when such correlation is not applicable, risk management is made by cash investments in Real, Dollar or other foreign currency.

Foreign currency risk management is based on the net exposure. Periodical analyses of the foreign currency risks are prepared, assisting the decisions of the Executive Committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company’s obligations.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

b)      Main transactions and future commitments hedged by derivative operations

Swaps

Yen vs. Dollar

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to lock the costs of this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

Effectiveness is tested quarterly both at the inception of a hedge and on an ongoing basis. The Company has elected to designate its cross currency swap as cash flow hedges.

Dollar vs. CDI (Interbanking Certificate Deposits)

The Company entered into a swap contract related to financing of imports (FINIMP) for purchase of petroleum.

Dollar forward contracts

Petrobras is in a short position in exchange futures rates through Non Deliverable Forward on the Brazilian over-the-counter market. The period of exposure is 3 months on average and the operation is conducted for the purpose of securing and guaranteeing the trading margin. These operations did not require margin deposits in guarantee.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

c)      Notional  and fair value of the derivative instruments

The table below summarizes the information on the derivative contracts in force.

	Notional value (in million)		Fair value **		Maturity
	2011	2010	2011	2010
Dollar - over the counter contracts

Seller position	USD 87	USD 61	(2)	2	2012
	USD 87	USD 61	(2)	2

Swaps			17		2012
Asset position
Foreign currency (US dollar)	USD 127		128
Liability position
CDI reais	BRL 199		(111)

Cross Currency Swap			130	115	2016
Asset position
Average rate of receipt (JPY) = 2.15% p.a.	JPY 35,000	JPY 35,000	494	470
Liability position
Average rate of payment (USD) = 5.69% p.a.	USD 298	USD 298	(364)	(355)

Total recorded in other current assets and liabilities			145	117

* Negative fair values were recorded in liabilities and positive fair values in assets.

Main counterparties of the operations: Citibank, HSBC, Bradesco and Itaú.

d)      Gains and losses in the year

	Year ended December 31,
Foreign currency derivatives	2011	2010
Gain (loss) recorded in the income statement	15	4
Gain (loss) recorded in shareholders' equity	5	(6)

e)      Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

f)       Foreign  currency sensitivity analysis for derivatives, loans and financial investments

The probable scenario is the fair value at December 31, 2011. The possible and remote scenarios at December 31, 2011, consider price deterioration in the risk variable of 25% and 50%, respectively.

Foreign Currency Derivatives	Risk	Probable scenario at December 31, 2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ de 50%)
Dollar forward contracts	Appreciation of Dollar against Real	(2)	(23)	(45)
Cross Currency Swap	Depreciation of Yen against Dollar	130	31	(35)
Swaps	Depreciation of Real against Dollar	17	(20)	(52)

Foreign currency debt *	Risk	Probable scenario at December 31, 2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ de 50%)
Real[1]	Appreciation of Dollar against Real	14,192	3,548	7,096
Dollar	Appreciation of Dollar against Real	36,258	9,064	18,129
Euro	Appreciation of Euro against Real	2,495	624	1,247
Yen	Appreciation of Yen against Real	1,544	386	772
		54,489	13,622	27,244

1   Financing in local currency parameterized to the variation of the dollar.

Financial investment*	Risk	Probable scenario at December 31, 2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ de 50%)
in foreign currency:	Appreciation of Real against Dollar	9,297	(2,324)	(4,649)

 (*) The isolated sensitivity analysis of the financial instruments does not represent the Company’s net exposure to exchange risk. Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the economic impact of possible exchange variations is not considered material.

31.4               Interest rate risk

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. If the market interest rates (particularly LIBOR) rise, the financial expenses will increase, which may cause a adverse effect on Petrobras’ financial condition. Foreign currency debts at floating rates are subject, mainly, to the fluctuation of the LIBOR and the debts expressed in Reais are subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Banco Central do Brasil.

Interest rate risk management

Petrobras uses derivative financial instruments to manage interest rate risk for specific situations presented by certain subsidiaries.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

a)      Main transactions and future commitments hedged by operations with derivatives

Swaps

Floating interest rate (Libor USD) vs. fixed rate (USD)

The Company entered into a contract swapping floating rate to fixed rate in an obligation. The main purpose is eliminating the mismatch between assets and liabilities cash flows of an investment project. The Company does not intend to settle the operation before its maturity. This derivative is accounted for as hedge accounting.

Floating interest rate (Euribor) vs. fixed rate (EUR)

The Company entered into a swap contract in order to lock the interest rate related to a financing.

b) Notional and fair value of the derivative instruments

	Notional value (in million)		Fair value **		Maturity
	2011	2010	2011	2010

Swaps contracts
Liability position	USD 478	USD 487	(36)	8	2020

Swaps contracts			(2)		2015
Asset position
Euribor 1M	EUR20
Liability position
Fixed rate of 4.19% p.a.	EUR20		(2)

Total recorded in other current assets and liabilities			(38)	8

** Negative fair values were recorded in liabilities and positive fair values in assets.

c) Sensitivity analysis of interest rate derivatives

Foreign Currency Derivatives	Risk	Probable Scenario at December 31, 2011	Possible Scenario (Δ de 25%)	Remote Scenario (Δ de 50%)

Swaps	Decrease in Libor	(36)	(54)	(66)

Swaps	Decrease in Euribor	(2)	(2)	(2)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

31.5          Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its operations and its cash management. These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management objectives and strategies

Credit risk management in Petrobras is part of financial risk management, which is performed by the Company’s officers. The Credit Commissions, due to a decision by the Executive Board, are each composed of three members and chaired by the Executive Manager for Financial Planning and Risk Management and the other members are the Executive Manager for Finances and the Executive Manager for the commercial department dealing with the client or with the financial institution.

The purpose of the Credit Commissions is to analyze credit concessions and promote integration between operating units and provide recommendations to them.

The credit risk management policy seeks to minimize credit risk exposure while sales and financial operations are maximized, through an efficient credit analysis, concession and management process.

Parameters used for credit risk management

Petrobras uses quantitative and qualitative parameters appropriate for each operating area.

The Company’s commercial credit portfolio, which surpasses US$ 40,000, is very diversified and the credits are divided between clients on the Brazilian domestic market and foreign markets. Amongst the main clients there are major oil companies.

Financial institutions credits approximates US$ 30,000, distributed between the main international banks, considered by rating agencies as Investment Grade, and Brazilian banks.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

Guarantees used in credit risk management

Only guarantees issued by financial institutions that have credit available, in accordance with the parameters adopted by the Company, are accepted.

Credit sales to clients considered as high risk are only made through receipt of guarantees. Accordingly, Petrobras accepts letters of credit issued abroad, bank guarantees issued in Brazil, mortgages and collateral. For clients considered as medium risk, guarantees and endorsements of the partners of the companies, both individuals and legal entities, are also accepted.

The table below presents the maximum exposure to credit risk:

2011
Guarantees	2,143
Derivatives	183
Financial investments	8,661

The maximum exposure to the accounts receivable credit risk is represented by the carrying amount described in Note 7.

31.6               Liquidity risk

Petrobras uses its funds mainly for capital expenditures, payment of dividends and debt repayments. Historically, the conditions are met with funds generated internally, short and long-term debts, project financing, sales transactions and leasing. These sources of funds, allied to the Company’s strong financial position, will continue to permit compliance with the established capital requirements.

Liquidity risk management

The liquidity risk management policy adopted by the Company establishes the continuity of extending the term of maturity of our debts, through the financing capacity of the domestic market and developing a strong presence on the international capital market, by expanding fixed income investor base.

Petrobras finances the working capital, through short-term debts related to our commercial flow, such as export credit notes and advances on exchange contracts. Investments in non current assets are financed through long term debts such as issuing bonds on the international market, credit agencies, export prepayment and payment, development banks in Brazil and abroad, and lines of credit with Brazilian and international commercial banks.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

Nominal flow of principal and interest on financing

As of December
Maturity	31, 2011
2012	13,978
2013	8,957
2014	10,046
2015	11,219
2016	18,987
2017	11,289
2018 and thereafter	59,651
Balance at December 31, 2011	134,127
Balance at December 31, 2010	105,107

31.7               Financial investments (operations with derivatives)

Operations with derivatives, both on the domestic market and on the foreign market, seek an efficient management of cash and cash equivalents by changing assets indexes.

The following table presents the market values of the operations with derivatives held in the exclusive investment funds as of December 31, 2011.

Contract	Quantity	Notional value	Fair value *	Maturity

Future DI	(39,957)	(1,729)
Buyer position	31,724	1,414	1	2012 to 2014
Seller position	(71,681)	(3,143)	(1)	2012 to 2014
Future dollar	147	7		2012
Buyer position	312	15
Seller position	(165)	(8)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

32     Fair value of financial assets and liabilities

Fair values are determined based on market price quotations, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying values.

The carrying amount of long-term loans at December 31, 2011 amounted US$ 72,718. The estimated fair values was US$ 73,163, calculated at the prevailing market rates, considering natures, maturities and risks similar to the recognized contracts.

The hierarchy of the fair values of the financial assets and liabilities, recorded at fair value on a recurring basis, is presented as follows:

	Fair value measured based on

	Prices quoted on active market (Level 1)	Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)	Total Fair value recorded

Assets
Marketable securities	11,870			11,870
Foreign currency derivatives	17	130		147
Commodity derivatives	35		26	61
Balance at December 31, 2011	11,922	130	26	12,078
Balance at December 31, 2010	18,596	119	32	18,746

Liabilities
Foreign currency derivatives		(2)		(2)
Commodity derivatives	(19)			(19)
Interest derivatives	(36)			(36)
Balance at December 31, 2011	(55)	(2)		(57)
Balance at December 31, 2010	(38)	(2)		(40)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

33     Insurance

In accordance with the Company’ policies, insurance contracts usually cover risks that may adverse impact the Company’ assets as well as risks subject to legal or contractual obligations. The other risks are subject to self-insurance, with Petrobras intentionally assuming the full risk through absence of insurance. The Company assumes an expressive portion of its risk, by contracts that may reach an amount equivalent to US$ 60.

The risk assumptions adopted are not part of the scope of financial statements audit. Accordingly, they were not examined by our independent auditors.

The main information concerning the insurance coverage outstanding at December 31, 2011 are

Assets	Types of coverage	Amount insured

Facilities, equipment and inventories	Fire and operating risks	126,608
Tankers and auxiliary vessels	Hulls	2,287
Fixed plataforms, floating production systems and offshore drilling units	Oil risks	28,013
Total		156,908

Petrobras does not entered into insurance for loss of earnings, control of wells and the pipeline network in Brazil.

34     Subsequent events

Raising of funds for PifCo

On February 6, 2012, Petrobras International Finance Company (PifCo) concluded the offer of Global Notes on the international market, resulting in the receipt of funds in the amount of US$ 7 billion which will be used to finance the Company's investments. The transaction consisted of issuing securities with maturity in 2015 and 2017 and the reopening of securities maturing in 2021 and 2041, whose annual interest rates are 2.875%, 3.50%, 5.375% and 6.75%, respectively, with semiannual payment of interest.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

The issuance costs were approximately US$ 22 million with a discount of US$ 16 million (2015 and 2017 series) and a premium on the reopening of the securities of US$ 255 million (2021 and 2041 series), resulting in effective annual interest rates of 3.15%, 3.69%, 4.84% and 5.95% respectively. Global Notes are fully and unconditional guaranteed by the Parent Company.

Investment agreement for a partnership in Gás Brasiliano Distribuidora

On February 8, 2012, Petrobras Gás S.A. (Gaspetro), Gás Brasiliano Distribuidora S.A. (GBD) and Companhia Energética de Minas Gerais (Cemig) signed an investment agreement that establishes the entry of Cemig in the capital of GBD, resulting in a company with a 60% interest held by Gaspetro and a 40% interest held by Cemig. Currently GBD is controlled 100% by Gaspetro.

The implementation of this Agreement is subject to the approval of the relevant regulatory agencies and the conclusion of the transaction is expected to take place during 2012.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

Information on reserves

The activities for exploration, development and production of oil and natural gas in Brazil were carried out exclusively in the form of concessions until the enactment of Law 12351 of December 22, 2010, which introduced the system for sharing of production where areas of the pre-salt and others considered as strategic are now contracted by the Union. Abroad, the Company holds most of its contracts in the form of concessions. Therefore, the expenditures incurred to explore and develop the production are presented in the Company's assets and not the volume of monetized reserves.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

Developed proved reserves are reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Additional Information on Oil and Gas Exploration and Production Activities (Unaudited)

(Expressed in millions of Dollars, except when specifically indicated)

The estimate for reserves includes uncertainties inherent to the business and, accordingly, estimates of reserves are subject to change as additional information becomes available.

Proved oil and gas reserves estimated by the Company in accordance with the criteria defined by the Securities and Exchange Commission (SEC) are as follows:

	Oil (billions of bbl) (*)			Gás (billions of m³) (*)			Oil + Gas (billions of boe) (*)
	Brasil	Internacional	Total	Brasil	Internacional	Total	Brasil	Internacional	Total
Balance at December 31, 2010	10.379	0.345	10.724	279.651	37.600	317.251	12.139	0.566	12.705
Change in the reserves	0.737	0.066	0.803	31.677	2.544	34.221	0.936	0.081	1.017
Production	(0.705)	(0.047)	(0.752)	(18.086)	(3.305)	(21.391)	(0.819)	(0.067)	(0.886)
Balance at December 31, 2011	10.411	0.364	10.775	293.242	36.839	330.081	12.256	0.580	12.836
Reserve of non-consolidated companies
Balance at December 31, 2010	-	0.033	0.033	-	1.691	1.691	-	0.043	0.043
Balance at December 31, 2011	-	0.030	0.030	-	1.231	1.231	-	0.037	0.037
Proven and developed reserves
Balance at December 31, 2010	6.931	0.183	7.114	184.822	15.855	200.677	8.094	0.276	8.370
Balance at December 31, 2011	6.974	0.181	7.155	181.134	14.506	195.640	8.113	0.267	8.380

(*) Unaudited

The reserves of Bolivia are not included in the proven international reserves, due to the requirements of the New Political Constitution of the State (NCPE), which prohibits the disclosure of oil and gas reserves by private companies in Bolivia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.